Exhibit 99.1

ANNUAL FINANCIAL REPORT

FOR THE YEAR ENDED

31 DECEMBER 2013

ABN 76 112 202 883

SUNDANCE ENERGY AUSTRALIA LIMITED AND CONSOLIDATED ENTITIES

ABN 76 112 202 883

Table of Contents

Forward-looking Statements	2

Competent Persons Statement	2

Abbreviations & Definitions	2

Directors’ Report	3

Auditor’s Independence Declaration	16

Financial Statements	17

Notes to Financial Statements	21

Directors’ Declaration	64

Auditor’s Report	65

Corporate Directory	67

Forward-Looking Statements

This Annual Report includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.  The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this report sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Competent Persons Statement

This report contains information on Sundance Energy’s reserves and resources which has been reviewed by David Ramsden-Wood, Professional Engineer, who is licensed in Alberta, Canada and is qualified in accordance with ASX Listing Rule 5.11 and has consented to the inclusion of this information in the form and context in which it appears.

Abbreviations & Definitions

1P Reserves - proved reserves which have at least a 90% probability that the quantities actually recovered will equal or exceed the estimate

2P Reserves - proved plus probable reserves which have at least a 50% probability that the quantities actually recovered will equal or exceed the estimate

3P Reserves - proved plus probable plus possible reserves which have at least a 10% probability that the quantities actually recovered will equal or exceed the estimate

Enterprise Value or EV - market capitalisation less cash plus debt

PV10 - discounted cash flows of the Company’s reserves using a 10% discount factor

Bbl — one barrel of oil

BCF — one billion cubic feet of natural gas

BOE - a barrel of oil equivalent, using the ratio of six Mcf of natural gas to one Bbl of crude oil

BOEPD — barrels of oil equivalent per day

Constant Case — the reserve report case using first of month average pricing for the trailing 12 months held constant throughout the life of the reserves

MBOE - a thousand barrels of oil equivalent

MBbl - a thousand barrels of crude oil

Mcf — one thousand cubic feet of natural gas

MMcf — one million cubic feet of natural gas

M - when used with $ equals millions

Net Acres —  gross acres multiplied by the Company’s working interest

Net Wells -  gross wells multiplied by the Company’s working interest

PDP - proved developed producing reserves

PDNP — proved developed nonproducing reserves

PUD — proved undeveloped reserves

PV/I — net change in the proved PV10 of the reserve report divided by capital expenditures during the period under consideration less proceeds from divestitures

ROCE — return on capital employed defined as earnings before interest and taxes divided by assets minus current liabilities

ROCE ‘12 — Half year ROCE was calculated as follows: EBIT was multiplied by two to annualize; outstanding debt and deferred tax liability were removed from capital employed as it was assumed they would have been settled with the ending cash balance.

One barrel of oil is the energy equivalent of six Mcf of natural gas.

All oil and gas quantity and revenue amounts presented in this report are net of royalties.

All currency amounts presented in this report are shown in US dollars except per share amounts which are presented in Australian dollars.

Directors’ Report

Your Directors present this report on the Company and its consolidated entities (“Group,” the “Company” or “Consolidated Group”) for the financial year ended 31 December 2013.

Directors

The names of Directors in office at any time during or since the end of the year are:

•            Michael D Hannell

•            Damien A Hannes

•            Neville W Martin

•            Eric P McCrady

•            H. Weldon Holcombe

These Directors have been in office since the start of the financial period to the date of this report, unless otherwise stated.

Company Secretary

The following person held the position of Company Secretary at the end of the financial period:

Mr Damien Connor was appointed effective 23 August 2013 upon the resignation of Mr. Craig Gooden who had served as Company Secretary since April 2005. Mr. Connor has been a member of the Institute of Chartered Accountants in Australia since 2002 and is a graduate of the Australian Institute of Company Directors.  He is also Chief Financial Officer and Company Secretary of ASX-listed UraniumSA Limited.

Principal Activities

The principal activities of the Group during the financial year were:

•            the exploration for and development and production of oil and natural gas in the United States of America; and,

•            the continued expansion of its mineral acreage portfolio in the United States of America.

No significant changes in the nature of the activities of the Group occurred during the year.

Operating Results

The profit of the Group, after providing for income tax of $5.6 million, amounted to $15.9 million for the year ended 31 December 2013.

Dividends

No dividends were declared or paid during the financial year. No recommendation for payment of dividends has been made.

Company Performance

During 2013 the Company made significant progress in executing its strategic plan while delivering strong operating and financial results, including the following:

•                  Increased production to an average of 2,956 boepd for the year ended 31 December 2013 compared to 1,298 boepd for the six-month period ended 31 December 2012 (an increase of 128 percent).  For the month of December 2013, the Company achieved record production of 5,028 boepd, which included 348 boepd of flared gas from wells waiting on hook-up to pipelines.

•                  Production from Sundance-operated wells accounted for 77 percent of production during the year ended 31 December 2013, up from 27 percent of production during the six-month period ended 31 December 2012.

•                  Increased oil and natural gas revenue to $85.3 million up from $17.7 million in the six month period ended 31 December 2012;

•                  Increased EBITDAX to $52.6 million for the year ended 31 December 2013 from $9.2 million in the six-month period ended 31 December 2012;

•                  Increased Net operating cash flow to $62.6 million for the year ended 31 December 2013 from $9.4 million in the six-month period ended 31 December 2012;

•                  Drilled and completed 73 gross (41.1 net) wells, which increased the Company’s producing well count to 213 gross (99.9 net) wells.  At year-end, 29 gross (17.5 net) wells were in progress.

•                  Increased the PV10 of Proved Reserves (1P) to $337 million and the PV10 of Proved and Probable Reserves (2P) to $475.8 million.  This represents a $177.5 million (111 percent) increases in 1P reserves and a $189.7 million (66 percent) increase in 2P reserves as compared to 31 December 2012.

•                  Reduced Eagle Ford well costs by reducing drilling and completion time per well.

Significant Changes in State of Affairs

Following is a summary of significant changes in the state of affairs of the Group during the year ended 31 December 2013:

•                  Implemented the acquisition scheme with Texon Petroleum Limited effective 8 March 2013, giving Sundance a significant acreage position (approximately 7,336 net acres) in the Eagle Ford, a leading U.S. resource play.

•                  Continued executing on strategic divestitures of primarily low-interest, non-operated non-core assets with the Phoenix prospect disposition, which resulted in net proceeds of approximately $39 million, bringing net proceeds from non-core, non-operated asset sales to approximately $213 million for 2012 and 2013;

•                  Completed successful capital raise of A$48.1 million during the year with proceeds being used primarily to accelerate pace of the Company’s drilling program in the Eagle Ford.

•                  Ended the year in a strong financial position with $96.9 million of cash, total debt outstanding of $30 million and $33 million of unused borrowing capacity under the Company’s credit facilities.

There were no other material changes in the state of affairs of the Company.

Matters Subsequent to the End of the Financial Year

•                  In January 2014, the Company entered into a lease acquisition agreement to acquire approximately 10,300 net acres in the Mississippian/Woodford for a purchase price of approximately $6.3 million.  This acreage is contiguous with the Company’s current acreage in Logan County, Oklahoma.

•                  In February 2014, the Company entered into a lease acquisition agreement to acquire approximately 4,800 net acres in the Eagle Ford for an initial purchase price of approximately $10.5 million and two separate earn out payments due upon commencement of drilling ($7.7 million) and payout of the first six wells drilled on the acreage ($7.7 million).  The term of the agreement is two years and provides a one year extension for $500 per acre extended.  This acreage is adjacent to the Company’s current acreage in McMullen County, Texas.

•                  In February 2014, the Company completed a placement of 84.2 million ordinary shares at A$0.95 per share, raising A$80.0 million.  The first tranche of 63.7 million shares were issued in March 2014 and the second tranche of 20.5 million shares is subject to shareholder approval at an extraordinary general meeting scheduled for 4 April 2014.

Future Developments, Prospects and Business Strategies

The Group’s business strategies and prospects for growth in future financial years are presently concentrated on development of the Group’s current resource plays and the acquisition of further plays which comport with the underlying development model. Further information on likely development in the operations of the Group and expected results of operations has not been included because the Directors believe it would result in unreasonable prejudice to the Group.

Environmental Issues

The Group’s operations are subject to significant environmental regulation under laws of the United States of America. No notice of any breach has been received and the Directors believe no breach of any environment regulations has occurred.

Safety

The Company’s corporate objective is to ensure that we maintain a safe work environment in all of our operations.  During 2013, a comprehensive safety program was developed and implemented throughout the Company’s various field locations.  In addition, subcontractors and vendors coming onto Sundance operated locations are required to comply with the Company’s safety procedures.

Information on Directors

Michael Damer Hannell

Chairman, BSc Eng (Hons), FIEAust

Experience — Mike has been a director of Sundance since March 2006 and chairman of our board of directors since December 2008. He is also the chairman of our Remuneration and Nominations Committee and a member of our Audit and Risk Management Committee. Mr. Hannell has over 45 years of experience in the oil and gas industry, initially in the downstream sector and subsequently in the upstream sector. His extensive experience has been in a wide range of engineering, operations, exploration and development, commercial, financial and corporate areas in the United States, United Kingdom, continental Europe and Australia at the senior executive level with Mobil Oil (now Exxon)  and Santos Ltd. Mr. Hannell recently finished his term as the chairman of Rees Operations Pty Ltd (doing business as Milford Industries Pty Ltd), an Australian automotive components and transportation container manufacturer and supplier. He has also held a number of other board appointments including, until recently, the chairman of Sydac Pty Ltd, a designer and producer of simulation training products for industry. Mr. Hannell has also served on a number of not-for-profit boards, with appointments as president of the Adelaide-based Chamber of Mines and Energy, president of Business SA (formerly the South Australian Chamber of Commerce and Industry), chairman of the Investigator Science and Technology Centre, chairman of the Adelaide Graduate School of Business, and a member of the South Australian Legal Practitioners Conduct Board. Mr. Hannell holds a Bachelor of Science degree in Engineering (with Honors) from the University of London and is a Fellow of the Institution of Engineers Australia.

Interest in Shares:  937,442 ordinary shares in Sundance Energy Australia Limited.

Special Responsibilities:  Member of the Audit and Risk Management Committee and the Chairman of the Remuneration and Nominations Committee.

Other Directorships:  Nil

Eric P. McCrady

Director, BS in Business Administration

Experience - Eric has been our Chief Executive Officer since April 2011 and Managing Director of our board of directors since November 2011. He also served as our Chief Financial Officer from June 2010 until becoming Chief Executive Officer in 2011. Mr. McCrady has served in numerous positions in the energy, private investment and retail industries. From 2004 to 2010, Mr. McCrady was employed by The Broe Group, a private investment firm, in various financial and executive management positions across a variety of industry investment platforms, including energy, transportation and real estate. From 1997 to 2003, Mr. McCrady was employed by American Coin Merchandising, Inc. in various corporate finance roles. Mr. McCrady holds a degree in Business Administration from the University of Colorado, Boulder.

Interest in Shares, Restricted Share Units and Options: 1,353,076 Ordinary Shares in Sundance Energy Australia Limited and 555,078 Restricted Share Units.

Special Responsibilities:  Managing Director and Chief Executive Officer of the Company.

Other Directorships: Nil

Damien Ashley Hannes

Director, CA, BBs

Experience - Damien has been a Director since 2009 and is the chairman of our Audit and Risk Management Committee and a member of our Remuneration and Nominations Committee. Mr. Hannes has over 25 years of finance experience. He has served over 15 years as a managing director and a member of the operating committee, among other senior management positions, for Credit Suisse’s listed derivatives business in equities, commodities and fixed income in its Asia and Pacific region. From 1986 to 1993, Mr. Hannes was a director for Fay Richwhite Australia, a New Zealand merchant bank. Prior to his tenure with Fay Richwhite, Mr. Hannes was the director of operations and chief financial officer of Donaldson, Lufkin and Jenrette Futures Ltd, a U.S. investment bank. He has successfully raised capital and developed and managed mining, commodities trading and manufacturing businesses in the global market. Mr. Hannes also serves as the chairman of the board of directors of Australia Gold Corporation Ltd, a gold mining company with operations in Peru and South America and as a director of Quill Stationery Manufacturers Limited, a paper products business with operations in China. He holds a Bachelor of Business degree from the NSW University of Technology in Australia.  Mr. Hannes is a qualified chartered accountant.

Interest in Shares: 5,681,561 Ordinary Shares in Sundance Energy Australia Limited.

Special Responsibilities: Chairman of the Audit and Risk Management Committee and a member of the Remuneration and Nominations Committee.

Other Directorships: He is the Chairman/Director of Australia Gold Corporation Ltd and Goldsmith Resources SAC.  He is also a Director of Quill Stationery Manufacturers Limited.

Neville Wayne Martin

Director, LLB

Experience - Neville has been a Director since January 2012 and is a member of our Audit and Risk Management Committee. Prior to his election, he was an alternate director on our board of directors. Mr. Martin has over 40 years of experience as a lawyer specializing in corporate law and mining, oil and gas law. He is currently a consultant to the Australian law firm, Minter Ellison. Mr. Martin has served as a director on the boards of several Australian companies listed on the Australian Securities Exchange, including Stuart Petroleum Ltd from 1999 to 2002, Austin Exploration Ltd. from 2005 to 2008 and Adelaide Energy Ltd from 2005 to 2011. Mr. Martin is the former state president of the Australian Mining and Petroleum Law Association. Mr. Martin holds a Bachelor of Laws degree from Adelaide University.

Interest in Shares: 270,300 Ordinary Shares in Sundance Energy Australia Limited.

Special Responsibilities:  Member of the Audit and Risk Management Committee.

Other Directorships: He is a Director of Island Sky Australia Limited (ASX listed). He is also a Chairman/Director of unlisted public companies Newklar Asset Management Ltd, Anglo Russian Energy Ltd. and Woomera Exploration Ltd. He was a director of Adelaide Energy Ltd. until November 2011.

H. Weldon Holcombe

Director, BS in Civil Engineering

Experience - Weldon has been a director and a member of our Remuneration and Nominations Committee since December 2012. Mr. Holcombe has over 30 years of onshore and offshore U.S. oil and gas industry experience, including technology, reservoir engineering, drilling and completions, production operations, construction, field development and optimization, Health, Safety and Environmental (‘‘HSE’’), and management of office, field and contract personnel. Most recently, Mr. Holcombe served as the Executive Vice President, Mid-Continental Region, for Petrohawk Energy Corporation from 2006 until its acquisition by BHP Billiton in 2011, after which Mr. Holcombe served as Vice President of New Technology Development for BHP Billiton. In his capacity as Executive Vice President for Petrohawk Energy Corporation, Mr. Holcombe managed development of leading unconventional resource plays, including the Haynesville, Fayetteville and Permian areas. In addition, Mr. Holcombe served as President of Big Hawk LLC, a subsidiary of Petrohawk Energy Corporation, a provider of basic oil and gas construction, logistics and rental services. Mr. Holcombe also served as corporate HSE officer for Petrohawk and joint chairperson of the steering committee that managed construction and operation of a gathering system in Petrohawk’s Haynesville field with one billion cubic feet of natural gas of production per day. Prior to Petrohawk, Mr. Holcombe served in a variety of senior-level management, operations and engineering roles for KCS Energy and Exxon. Mr. Holcombe holds a Bachelor of Science degree in civil engineering from the University of Auburn.

Interest in Shares: 220,000 Ordinary Shares in Sundance Energy Australia Limited.

Special Responsibilities: Member of the Remuneration and Nominations Committee.

Other Directorships:  Nil

Remuneration Report (Audited)

Executive Summary

Remuneration Practices and Policies

Our board of directors recognizes that the attraction and retention of high-calibre directors and executives with appropriate incentives is critical to generating shareholder value. We have designed our remuneration program to provide rewards for individual performance and corporate results and to encourage an ownership mentality among our executives and other key employees.

Sundance stock is traded on the Australian Stock Exchange (ASX), and all of our management team and operations are located in the United States. In order to retain our current talent and continue to attract highly skilled talent in the U.S., we have adopted remuneration programs that align with best practices and competitive design in the U.S. marketplace while also meeting ASX listing requirements.

•                  Pay for Performance: Long-term and short-term incentive remuneration is tied to company performance.

•                  Benchmarking Process: Remuneration levels and design are benchmarked against a peer group of similarly-sized ASX and U.S.-listed oil and gas exploration and production companies.

•                  Independent Remuneration Consultant: In late 2013, the Remuneration and Nominations Committee engaged Meridian Compensation Partners, LLC as its independent consultant.  Meridian performs no other services to the Company or the Committee aside from advising on executive remuneration and corporate governance matters.

•                  Stock Ownership Requirements: In 2013, the Company adopted robust stock ownership requirements for executives and independent directors.

•                  Remuneration Recoupment (“Clawback”) Policy: The Board may clawback incentive compensation.

•                  Equity Grant Practices: The Company does not backdate or re-price equity awards retroactively.

Remuneration Philosophy

In order to maximize shareholder value, our remuneration philosophy is to attract, motivate and retain high-calibre executives.  In assessing total remuneration, our objective is to be competitive with industry remuneration while considering individual and company performance. The majority of each executive’s remuneration is performance based and “at risk.” We believe that equity ownership is an important element of remuneration and that, over time, more of the executives’ remuneration should be equity-based rather than cash-based so as to better align executive remuneration with shareholder return. The targeted “at risk” remuneration for the six-month period ended 31 December 2012 is set forth in the table below:

	Fixed Pay	At Risk Pay
Name	Base Salary	Annual Cash Incentive (STI)	Long-Term Equity Based Incentive (LTI)	Total At-Risk
McCrady	32.2%	19.4%	48.4%	67.8%
Anderson	40.0%	20.0%	40.0%	60.0%

U. S. Remuneration Basic Principles

While our stock is traded on the Australian Stock Exchange (ASX), all of our management team and operations are located in the United States.  As such, we have adopted the following objectives for managing executive remuneration:

•                  Recognition that Sundance Energy is a publicly listed Australian company, with mainly Australian shareholders;

•                  Recognition that remuneration must be competitive within the local working environment in order to attract and to retain the necessary people to grow the company according to the Board approved strategy;

•                  The scheme must achieve the appropriate balance between shareholder interests and management motivation;

•                  Due recognition and observance of the ASX listing rules and the Corporations Act must be made;

•                  Must be endorsed by an appropriate independent industry expert;

•                  The scheme to include three basic elements:

•                  Base salaries (which will be reviewed at the end of each financial year);

•                  Annual cash bonuses based on predetermined targets recommended by the Remuneration and Nominations Committee and approved by the Board;

•                  Long term incentives in the form of equity based on predetermined targets recommended by the Remuneration and Nominations Committee and approved by the Board

•                  The scheme is to include a discretionary component, which allows the Remuneration and Nominations Committee to recommend to the Board the awarding of bonuses to executives where the Remuneration and Nominations Committee believes they are warranted based on strong individual performance and meeting predetermined Company objectives.

Overview of Remuneration Practices and Processes

The Remuneration and Nominations Committee

The Remuneration and Nominations Committee makes recommendations to our board of directors in relation to total remuneration of directors and executives and reviews their remuneration annually. The Committee members are all independent directors, and independent external advice is sought when required.

Remuneration Consultant

Given the unique structure of being traded on the ASX but having a U.S.-based management team and operations, the Remuneration and Nominations Committee retained Meridian Compensation Partners, LLC (Meridian) as its independent remuneration consultant for the coming fiscal year. Meridian has been retained to provide executive and director remuneration consulting services to the Committee, including advice regarding the design and implementation of remuneration programs that are competitive and common among the U.S. oil and gas exploration and production industry, competitive market information, regulatory updates and analyses and trends on executive base salary, short-term incentives, long-term incentives, benefits and perquisites.  Meridian does not provide any other services to the Company. There were no consultants utilized for remuneration decisions in determining 2013 remuneration, although the basic structure plan remained unchanged from that recommended by the Hay Group in the US during 2011.

Elements of Remuneration

	Component	Description
Cash Remuneration	Base Salary	Competitive pay to attract and retain talented executives.
	Short-Term Incentives	Annual incentive plan designed to provide executives with an opportunity to earn an annual cash incentive based on Company financial and operational performance.
Equity Remuneration	Long-Term Incentives

Restricted share awards that are tied to achievement of specific performance metrics, intended to reward strong, sustained underlying share value, reward increasing shareholder value. Equity awards further align the interests of our executives with those of our shareholders.

Other Benefits	Health and Welfare Benefit Plans	Executives are eligible to participate in health and welfare benefit plans generally available to other employees.

Base Salary

Base salaries for executives recognize their qualifications, experience and responsibilities as well as their unique value and historical contributions to Sundance. In addition to being important to attracting and retaining executives, setting base salaries at appropriate levels motivates employees to aspire to and accept enlarged opportunities. We do not consider base salaries to be part of performance-based remuneration.  In setting the amount, the individuals’ performance is considered.

Name	Title	2013 Salary	2012 Salary	% Change
E. McCrady	MD/CEO	$275,000	$275,000	0%
C. Anderson	CFO	$225,000	$225,000	0%

Incentive Remuneration

We have an incentive remuneration program, comprised of short and long-term components, to incentivize key executives and employees of Sundance and its subsidiaries. The goal of the incentive remuneration program is to motivate management and senior employees to achieve short and long-term goals to improve shareholder value. This plan represents the performance-based, at risk component of each executive’s total remuneration. The incentive remuneration program is designed to: align management and shareholder interests; and attract and retain management and senior employees to execute strategic business plans to grow Sundance as approved by our board of directors.  It is the intention of the Remuneration and Nominations Committee to carefully monitor the incentive remuneration program to ensure its ongoing effectiveness.

The incentive remuneration program has provisions for an annual cash and equity bonus in addition to the base salary levels. The annual cash bonus Short-Term Incentive (“STI”) is established to reward short-term performance towards our goal of increasing shareholder value. The equity component Long-Term Incentive (“LTI”) is intended to reward progress towards our long-term goals and to motivate and retain management to make decisions benefiting long-term value creation.

The available bonus pool for both STI and LTI is based on a percentage of each employee’s annual base salary. On an annual basis, targets are established and agreed by the Remuneration and Nominations Committee, subject to approval by our board of directors. The targets are used to determine the bonus pool, but both the STI and LTI bonuses for the Key Management Personnel require approval by the Remuneration and Nominations Committee and are fully discretionary. Bonuses earned under the STI will be paid in cash and those under the LTI by means of awarding Restricted Share Units (RSUs) under the RSU Plan.

The Committee has put in place a ceiling on annual and long-term incentive awards with specific metrics that are aligned with the interests of shareholders.  Annual incentive payouts should not exceed 10% of Net Operating Cash Flow (defined as Net Income adjusted for changes in Working Capital and Non-Cash Operating Expenses) without Committee approval.  LTI grants should not exceed 5% of the increase in the Company’s market capitalization for the fiscal year without Committee approval.

Annual Incentives

The Company’s annual incentive plan has two components: a short-term incentive (STI) that is paid in cash and a long-term incentive (LTI) comprised of the grant of restricted share units (RSUs).  The annual STI and LTI awards are made at the full discretion of the Board.  For the year ended December 31, 2013, the following metrics were adopted as targets:

•                  production of oil and natural gas per debt-adjusted share (15% weighting);

•                  return on capital employed (20% weighting);

•                  net asset value per debt-adjusted share (20% weighting);

•                  cash margin (15% weighting); and

•                  an assessment of the performance of senior executives and managers (30% weighting).

The table below contains the payout leverage for performance achievement as a percent of target.

Level	Performance Achievement	Payout Earned
Threshold	90%	50%
	Every 1% increase in performance above threshold yields a 5% increase in payout up to target.
Target	100%	100%
	Every 1% increase in performance above target yields a 2% increase in payout up to maximum.
Maximum	125%	150%

Based on an assessment of the overall management team, a bonus pool is formed for allocating awards relative to the individual performance category.  The Managing Director recommends to the Remuneration and Nominations Committee the allocation of such awards for Key Management Personnel other than himself.  The Remuneration and Nominations Committee determines the allocation of the Managing Director’s individual performance bonus, along with any adjustments (either positive or negative) to the recommendations made by the Managing Director for other Key Management Personnel.

Bonus Targets, Performance and Results

The bonus targets, performance and results along with the resulting payouts were related to performance during the six months ended 31 December 2012 and paid during 2013 and year ended 30 June 2012 and paid during the six-month period ended 31 December 2012.

	Six Months Ended 31 December 2012			Year Ended 30 June 2012
Financial Performance Metric (% Weight)	Target Goal	Actual Outcome	% of Target	Target Goal	Actual Outcome	% of Target
PRODUCTION	15.0%	7.7%	51.6%	15.0%	10.2%	68.0%
ROCE	20.0%	30.0%	150.0%	20.0%	10.6%	53.0%
NAV/SHARE	20.0%	14.9%	74.3%	20.0%	20.3%	101.5%
CASH MARGIN	15.0%	17.0%	113.3%	15.0%	15.4%	102.7%
DISCRETIONARY	30.0%	15.0%	50.0%	30.0%	27.0%	90.0%
TOTAL WEIGHTED ACHIEVEMENTS			84.6%			83.5%

Resulting Payouts for the six months ended 31 December 2012:

Name	STI Target (% of Salary)	Achievement of Financial Goals (% of Target)	Total STI Payout ($)
McCrady	60.0%	84.6%	$69,777
Anderson	50.0%	84.6%	$47,575

The amount of any STI and LTI bonuses relative to the year ended 31 December 2013 will be determined subsequent to the filing of this report and included in reported remuneration in next year’s Directors’ Report.

Long-Term Incentives

We have two active equity incentive plans under the LTI component of the incentive remuneration program. These are the Sundance Employee Option Plan (“ESOP”) and the Sundance Energy Australia Limited Restricted Share Units available only to our U.S. employees under the Incentive Remuneration Plan (the “RSU Plan”). Any grants made to employees that also serve as a director are subject to shareholder approval prior to issuance.

ESOP Plan

The ESOP provides for the issuance of stock options at an exercise price determined at the time of the issue by a committee designated by the board (the “Plan Committee”). Options under the ESOP may be granted to eligible employees, as determined by the Plan Committee, and typically include our executive officers, directors and key employees.

Historically, the Plan Committee has granted options in connection with attracting new employees, which grant is made once employment has commenced. It is within the discretion of the Plan Committee, however, to authorize additional option grants during the tenure of employment. Generally, an option vests 20 percent on the 90th day following the grant date, with an additional 20 percent vesting on the first, second, third and fourth anniversaries thereof. Options are valued using the Black-Scholes methodology and recognized as remuneration in accordance with their vesting conditions. In the event of a voluntary winding up of the Company, unvested stock options vest immediately. We may amend the ESOP or any portion thereof, or waive or modify the application of the ESOP rules in relation to a participant, at any time. Certain amendments to the ESOP may require the approval of the option holders.

No stock options were granted to any officers or directors during 2013.

RSU Plan

The RSU Plan provides for the issuance of restricted share units (“RSUs”) to our U.S. employees. The purpose of issuing RSUs is to reward senior executives and employees for achievement of financial and operational performance targets established by our board. The RSU Plan is administered by our board. RSUs may be granted to eligible employees from a bonus pool established at the sole discretion of our board. The bonus pool is subject to board and management review of performance metrics with respect to both our and the individual employee’s performance over a measured period determined by the Remuneration and Nominations Committee and the board. The RSUs may be settled in cash or shares at the discretion of our board.

Under the RSU Plan, 25% of the RSUs vest upon satisfaction of the performance criteria and share award determination, and 25% vest on each of next three anniversaries. The RSUs are based on performance targets established and approved by our board.  The number of RSUs awarded is calculated by dividing the value of the LTI award by the closing price of the Company’s shares at the end of the fiscal year for which the award is granted. Below is an illustration of the vesting schedule:

Earned LTI Awards for 2013

The Earned LTI Awards for 2013 were related to performance during the six months ended 31 December 2012 and granted during 2013.

Name	LTI Target (% of Salary)	Percent of Target RSUs Earned	# of RSUs granted in 2013	Grant Date Value of RSU Award
E. McCrady	150%	84.6%	190,377	$147,542
C. Anderson	100%	84.6%	103,842	$80,477

We may amend, suspend or terminate the RSU Plan or any portion thereof at any time. Certain amendments to the RSU Plan may require approval of the holders of the RSUs who will be affected by the amendment.  In the event of a corporate take-over or change in control (as defined in the RSU Plan), our board in its discretion may cause all unvested RSUs to vest and be satisfied by the issue of one ordinary share each or provide for the cancellation of outstanding RSUs and a cash payment equal to the then-fair market value of the RSUs .

Other Discretionary Bonuses

During 2013, the Board paid a discretionary bonus to reward the executive team for substantial progress in achieving the Company’s strategic goals and generating total shareholder returns in the top 10% of its peer group.  The achievements spanned the second half of 2012 and the first quarter of 2013 related to the South Antelope sale, Wells Fargo credit facility, Wattenberg acquisition, and the Texon Scheme of Arrangement.  The discretionary bonus was paid out 70% in cash and 30% in RSUs.

Name	Cash Award	Grant Date Value of RSU Award	# of RSUs Awarded
E. McCrady	$332,500	$142,500	183,871
C. Anderson	$262,500	$112,500	145,161

Retirement and Other Benefits

Executive management participates in the same benefit plans and on the same basis as other employees.  Those plans include health, dental and vision insurance (for which a premium contribution is required by the participant) and a 401(k) retirement plan under which the Company makes an annual contribution equal to 3 percent of the participant’s eligible compensation.

Post-Termination and Change In Control Benefits

The Managing Director’s employment contract provides for payment of his base salary through the end of the contract term in the event he is terminated as a result of a change in control event.  Additionally, in the event of a corporate take-over or change in control (as defined in the RSU Plan), our board in its discretion may cause all unvested RSUs to vest and be satisfied by the issue of one share each or provide for the cancellation of outstanding RSUs and a cash payment equal to the then-fair market value of the RSUs .

Corporate Governance Practices

Stock Ownership Guidelines

We recently adopted stock ownership guidelines for certain key executive officers. Our Chief Executive Officer is required to hold ordinary shares with a value equal to five times the amount of his annual base salary. The remaining executive officers are required to hold ordinary shares with a value equal to 2.5 times their respective annual base salaries. The applicable level of ownership is required to be achieved within five years of the later of the date these guidelines were adopted or the date the person first became an executive officer. The net shares acquired through incentive compensation plans (through the exercise of stock options, or the vesting of RSUs or performance shares) must be retained if the executive has not satisfied his or her targeted ownership. An executive’s failure to meet the stock ownership guidelines may influence an executive’s future mix of cash and non-cash compensation awarded by the Committee. Executives are not permitted to pledge their shares or invest in derivatives involving Company shares. Ownership is reviewed at least annually when compensation decisions are made.

Claw Back Provisions

The Board, in its sole discretion, shall reserve the right to claw back any incentive awards issued if any of the following conditions apply:

•                  The Company’s financial statements are required to be restated due to material non-compliance with any financial reporting requirements under the federal securities laws (other than a restatement due to a change in accounting rules);

•                  As a result of such restatement, a performance measure which was a material factor in determining the award is restated, and

•                  In the discretion of the Board, a lower payment would have been made to the executive officer based upon the restated financial results;

•                  Should it subsequently be found that the information or assumptions are materially erroneous;

•                  In the event that there is evidence of fraud by any employee;

•                  In the event that there is a material adverse change in the circumstances of the Company.

Remuneration of Non-Executive Directors

The non-executive directors receive a basic annual fee for board membership and annual fees for committee service and chairmanships. For the Australian non-executive directors this includes the superannuation guarantee contribution required by the Australian government, which was 9.25% as of 1 July 2013. In accordance with ASX corporate governance principles, they do not receive any other retirement benefits or any performance-related incentive payments by means of cash or equity. Some individuals, however, have chosen to contribute part of their salary to superannuation in order to access the available favourable tax advantage of doing so (“Salary sacrifice”). To align directors’ interests with shareholder interests, the directors are required to hold our ordinary shares equal to three times their base board fees.  Each Non-Executive Director has five years from their appointment to achieve this shareholding requirement.  All remuneration paid to directors and executives is valued in accordance with applicable IFRS accounting rules.

Summary of Non-Executive Director Pay Elements

Remuneration Element	Amount
Board Service
Cash Board Retainer for Board Members	$50,000
Cash Board Retainer for Board Chair (Additional)	$25,000

Committee Service
Remuneration and Nominations Committee Member	$10,000
Remuneration and Nominating Committee Chair (Additional)	$5,000
Audit and Risk Management Committee Member	$10,000
Audit and Risk Management Committee Chair (Additional)	$7,500

(Note: The above amounts are paid to the Australian non-executive directors in Australian dollars. For the US based non-executive director the same nominal amounts were paid in US dollars.)

During the period, on the recommendation of the Managing Director, an additional amount of A$85,000 was paid to each of the three Australian non-executive directors for the additional work carried out and additional time required during the second half of 2012 and the first quarter of 2013 related to the South Antelope sale, Wells Fargo Credit Facility, Wattenberg acquisition, and the Texon Scheme of Arrangement.  Also during the period, an amount of US$80,000 was paid to the US-based non-executive director upon joining the Board of Directors as an incentive to attract high calibre talent to the Board.

Voting and Comments made at the Company’s Six-Month Period Ended 31 December 2012 Annual General Meeting

The Company received more than 97% of ‘yes’ votes on its remuneration report for the financial six-month period ended 31 December 2012.  The Company did not receive any specific feedback at the annual general meeting or throughout the reporting period on its remuneration practices.

Service Contracts

Eric McCrady - Managing Director and CEO

Mr. McCrady’s employment contract has a three year term commencing 1 January 2014 and base remuneration of US$275,000 per year which is reviewed annually by the Remuneration and Nominations Committee. He is eligible to participate in the Incentive Compensation Plan.  Unless terminated for good cause, Mr. McCrady is entitled to the specified remuneration and benefits through the term of the agreement.

No other directors and no key management personnel have employment contracts.

Details of remuneration paid during the year ended 31 December 2013

Incentive compensation (STI and LTI) paid during 2013 relates to performance for the six-month period ended 31 December 2012.

Details of the remuneration of each Director and Key Management Personnel of Sundance Energy Australia Limited are set out below for year ended 31 December 2013:

	Fixed Based Remuneration				Share Based	Performance Based
Director	Salary and Fees	Non-monetary Benefits	Post-employment Benefits	Superannuation	Payments- Options	STI-Cash Bonus	LTI — Share Based	Total
E McCrady	$275,000	$15,165	$7,650	$—	$—	$402,277	$371,113	$1,071,205
M Hannell	163,985	—	—	15,058	—	—	—	179,043
D Hannes	144,031	—	—	13,237	—	—	—	157,268
N Martin	128,510	—	—	11,821	—	—	—	140,331
W Holcombe	140,000	—		—	—			140,000
	$851,526	$15,165	$7,650	$40,116	$—	$402,277	$371,113	$1,687,847

Key Management Personnel
C Anderson	$225,000	$12,693	$7,650	$—	$44,532	$310,075	$209,516	$809,466
C Gooden*	106,518	—	—	—	—	—	—	106,518
	331,518	12,693	7,650	—	44,532	310,075	209,516	915,984
	$1,183,044	$27,858	$15,300	$40,116	$44,532	$712,352	$580,629	$2,603,831

* C Gooden resigned as Company Secretary on 23 August 2013.

Details of the remuneration of each Director and Key Management Personnel of Sundance Energy Australia Limited are set out below for the six month period ended 31 December 2012:

	Fixed Based Remuneration				Share Based	Performance Based
Director	Salary and Fees	Non-monetary Benefits	Post-employment Benefits	Superannuation	Payments- Options	STI-Cash Bonus	LTI — Share Based	Total
E McCrady	$137,500	$3,523	$4,375	$—	$11,904	$175,000	$141,332	$473,635
A M Hunter III*	22,466	89	337	—	459	—	(1,074)	22,278
M Hannell	42,878	—	—	3,859	—	—	—	46,737
D Hannes	32,158	—	—	2,894	—	—	—	35,052
N Martin	23,821	—	—	2,144	—	—	—	25,965
W Holcombe**	1,644	—	—	—	—	—	—	1,644
	$260,468	$3,612	$4,712	$8,897	$12,363	$175,000	$140,258	$605,311

* AM Hunter III resigned as a director 13 July 2012

**W Holcombe appointed as a director 19 December 2012

Key Management Personnel
C Anderson	$112,500	$2,462	$3,091	$—	$39,804	$105,000	$70,162	$333,020
C Gooden	36,046	—	—	—	—	—	—	36,046
	148,546	2,462	3,091	—	39,804	105,000	70,162	369,065
	$409,013	$6,074	$7,803	$8,897	$52,167	$280,000	$210,420	$974,377

*AM Hunter III resigned as a director 13 July 2012

**W Holcombe appointed as director 19 December 2012

Number of Shares held by Key Management Personnel

Key Management	Balance	Exercised	RSUs converted	Net Other	Balance
Personnel	31.12.2012	Share Options	to ordinary shares	Changes (1)	31.12.2013
M Hannell	872,898	—	—	64,544	937,442
D Hannes	5,581,561	—	—	100,000	5,681,561
N Martin	157,858	—	—	112,442	270,300
W Holcombe	—	—	—	220,000	220,000
E McCrady	165,000	1,500,000	514,955	(826,879)	1,353,076
C Anderson	—	—	196,180	(69,955)	126,225
C Gooden*	143,970	—	—	(143,970)	—
Total	6,921,287	1,500,000	711,135	(542,818)	8,588,604

(1) Includes market purchases and sales of shares to cover tax withholding liability related to option exercises and shares issued upon vesting of RSUs.

* C Gooden resigned as Company Secretary on 23 August 2013.

Number of Options held by Key Management Personnel

					Total	Total
Key Management	Balance	Options	Options	Balance	Vested	Unvested
Personnel	31.12.2012	Exercised	Cancelled/Lapsed	31.12.2013	31.12.2013	31.12.2013
E McCrady	1,500,000	(1,500,000)	—	—	—	—
C Anderson	1,000,000	—	—	1,000,000	400,000	600,000
Total	2,500,000	(1,500,000)	—	1,000,000	400,000	600,000

Nil options were issued as part of remuneration to Directors’ or Key Management Personnel for the year or six month period ended 31 December 2013 and 2012.

Number of Restricted Shares Units held by Key Management Personnel

Key Management	Balance	Issued as	Forfeited	RSUs converted to	Balance at
Personnel	31.12.2012	Compensation	RSUs	ordinary shares	31.12.2013
E McCrady(2)	695,785	374,248	—	(514,955)	555,078
C Anderson	267,857	249,003	—	(196,180)	320,680
Total	963,642	623,251	—	(711,135)	875,758

(2) Mr. McCrady’s RSUs were approved by the shareholders at the Annual General Meeting held on 28 May, 2013.

Company Performance and Shareholder Wealth

The following table sets out the Company’s performance during the year ended and six month period ended 31 December 2013, 2012 and the preceding three years ended 30 June in respect of several key financial indicators (in thousands, except per share information):

Metric	31 December 2013		31 December 2012*		30 June 2012		30 June 2011		30 June 2010
Net profit (loss) after tax	US $	15,942	US $	76,210	US $	6,012	US $	7,029	A $	(1,611)
Earnings per share**	US $	0.04	US $	0.27	US $	0.02	US $	0.03	A $	(0.01)
Dividends or other returns on capital		Nil		Nil		Nil		Nil		Nil
Share price	A $	1.00	A $	0.77	A $	0.56	A $	0.83	A $	0.17

* Six month period ended (all other periods shown are for full year periods)

** Basic and diluted

Meetings of Directors

During the year ended 31 December 2013, a total of seven meetings of the Board of Directors, five meetings of the Audit and Risk Management Committee and eight meetings of the Remuneration and Nominations Committee were held.  The table below shows the number of meetings held during each Director’s tenure and the attendance by each Director and respective members of the Committees.

	Board of Directors Meetings		Audit and Risk Management Committee		Remuneration and Nominations Committee
	Held	Attended	Held	Attended	Held	Attended
M Hannell	7	7	5	5	8	8
E McCrady	7	7	—	—	—	—
D Hannes	7	7	5	4	8	8
N Martin	7	7	5	5	—	—
W Holcombe	7	7	—	—	8	8

The Audit and Risk Management and the Remuneration and Nominations Committees both have charters approved by the Committees and, subsequently, the Board, which sets out the Committees’ objectives, composition, meeting frequency, access, duties and responsibilities.  Minutes are kept of all meetings and are tabled for adoption at the following Committee meetings. These minutes are subsequently provided to the Board for information and any discussion that may be necessary.  The Audit and Risk Management Committee meets with the external auditor at least twice a year.

Indemnifying Officers

The Company has paid premiums to insure each of the directors, officers and consultants against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director or executive of the Company, other than conduct involving a willful breach of duty in relation to the Company. The policy does not specify the individual premium for each officer covered and the amount paid is confidential.

During or since the end of the reporting period, the Company has given an indemnity or entered into an agreement to indemnify, paid or agreed to pay insurance premiums as follows:

•                  Michael Hannell

•                  Eric McCrady

•                  Neville Martin

•                  Craig Gooden

•                  Damien A Hannes

•                  Weldon Holcombe

•                  Cathy L. Anderson

•                  Damien Connor

Unlisted Options

At the date of this report, the options listed below are unexercised:

Grant Date	Option Type	Number of Shares Subject to Options Listed	Exercise Price		Expiry Date
2 December 2010	2015 Ordinary	291,666	A$	0.37	1 December 2015
2 March 2011	2014 Ordinary	30,000	A$	0.95	30 June 2014
6 June 2011	2015 Ordinary	30,000	A$	0.95	1 September 2015
3 June 2011	2016 Ordinary	500,000	A$	0.65	15 January 2016
6 September 2011	2018 Ordinary	1,200,000	A$	0.95	31 December 2018
5 December 2011	2019 Ordinary	1,000,000	A$	0.95	5 March 2019
1 November 2012	2020 Ordinary	350,000	A$	1.15	1 February 2020
3 December 2012	2020 Ordinary	350,000	A$	1.15	3 March 2020
1 April 2013	2020 Ordinary	350,000	A$	1.25	1 July 2020
24 September 2013	2020 Ordinary	950,000	A$	1.40	23 December 2020

No person, or entity entitled to exercise the option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

Unlisted Restricted Share Units

At the date of this report, 1,704,307 unlisted restricted share units remain unvested and will vest over the next two years.  Upon vesting, RSUs will be converted to ordinary shares.

Proceedings on Behalf of Company

No person has applied to the Court for leave to bring proceedings on behalf of the Company or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

Non-Audit Services

The Board of Directors is satisfied that the provision of non-audit services during the reporting period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons:

•                              all non-audit services are reviewed and approved by the Board prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and

•                              the nature of the services provided do not compromise the general principles relating to auditor independence in accordance with APES 10 : Code of Ethics for Professional Accountants set by the Accounting Professional Ethics Standards Board.

The following fees for non-audit services were incurred related to services performed by the external auditors during the year ended 31 December 2013:

•                              Due diligence related to the Texon Acquisition - $77,000

•                              Taxation services - $48,000

•                              Auditing and consenting procedures performed related to the US IPO — $430,000

Auditor’s Declaration

The auditor’s independence declaration for the year ended 31 December 2013 has been received and can be found on page 16 of this report.

Signed in accordance with a resolution of the Board of Directors.

Michael Hannell

Chairman

Adelaide

Dated this 28th day of March 2014

Auditor’s Independence Declaration

Ernst & Young 680 George Street Sydney NSW 2000 Australia GPO Box 2646 Sydney NSW 2001	Tel: +61 2 9248 5555 Fax: +61 2 9248 5959 ey.com/au

Auditor’s Independence Declaration to the Directors of Sundance Energy Australia Limited

In relation to our audit of the financial report of Sundance Energy Australia Limited for the finanial year ended 31 December 2013, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

/s/ Ernst & Young
Ernst & Young

/s/ Michael Elliott
Michael Elliott

Partner

Sydney

28 March 2014

A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 DECEMBER 2013

	Note	Year ended 31 December 2013 US$’000	Six months ended 31 December 2012 US$’000

Oil and natural gas revenue	3	$85,345	$17,724
Lease operating and production tax expense	4	(18,383)	(4,082)
Depreciation and amortisation expense	17, 19	(36,225)	(6,116)
General and administrative expense	5	(15,297)	(5,810)
Finance costs		232	(593)
Gain on sale of non-current assets	6	7,335	122,327
(Loss)/gain on commodity hedging		(554)	(639)
Other (loss)/income		(944)	15

Profit before income tax		21,509	122,826

Income tax expense	7	(5,567)	(46,616)

Profit attributable to owners of the Company		15,942	76,210

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		(421)	(154)
Other comprehensive income		(421)	(154)

Total comprehensive income attributable to owners of the Company		$15,521	$76,056

Earnings per share (cents)
Basic earnings	10	3.9	27.5
Diluted earnings	10	3.8	27.2

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2013

	Note	31 December 2013 US$’000	31 December 2012 US$’000
CURRENT ASSETS
Cash and cash equivalents	11	$96,871	$154,110
Trade and other receivables	12	28,748	15,672
Derivative financial instruments	13	—	617
Other current assets	15	4,038	5,025
CURRENT ASSETS		129,657	175,424
Assets held for sale	16	11,484	—
TOTAL CURRENT ASSETS		141,141	175,424

NON-CURRENT ASSETS
Development and production assets	17	312,230	79,729
Exploration and evaluation expenditure	18	166,144	33,439
Property and equipment	19	1,047	423
Derivative financial instruments	13	176	—
Deferred tax assets	24	2,303	—
Other non-current assets	20	2,019	2,420
TOTAL NON-CURRENT ASSETS		483,919	116,011

TOTAL ASSETS		$625,060	$291,435

CURRENT LIABILITIES
Trade and other payables	21	62,811	38,770
Accrued expenses	21	77,716	13,072
Derivative financial instruments	13	335	—
TOTAL CURRENT LIABILITIES		140,862	51,842

NON-CURRENT LIABILITIES
Derivative financial instruments	13	31	—
Credit facilities, net of deferred financing fees	22	29,141	29,570
Restoration provision	23	5,074	1,228
Deferred tax liabilities	24	102,711	56,979
TOTAL NON-CURRENT LIABILITIES		136,957	87,777

TOTAL LIABILITIES		$277,819	$139,619

NET ASSETS		$347,241	$151,816

EQUITY
Issued capital	25	$237,008	$58,694
Share option reserve	26	5,635	4,045
Foreign currency translation	26	(1,516)	(1,095)
Retained earnings		106,114	90,172
TOTAL EQUITY		$347,241	$151,816

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2013

	Issued Capital US$’000	Share Option Reserve US$’000	Foreign Currency Translation Reserve US$’000	Retained Earnings US$’000	Total US$’000

Balance at 30 June 2012	$57,978	$3,205	$(941)	$13,962	$74,204
Profit attributable to owners of the Company	—	—	—	76,210	76,210
Other comprehensive loss for the period	—	—	(154)	—	(154)
Total comprehensive income	—	—	(154)	76,210	76,056
Shares issued during the period	716	—	—	—	716
Share based payments	—	840	—	—	840

Balance at 31 December 2012	58,694	4,045	(1,095)	90,172	151,816
Profit attributable to owners of the Company	—	—	—	15,942	15,942
Other comprehensive loss for the year	—	—	(421)	—	(421)
Total comprehensive income	—	—	(421)	15,942	15,521
Shares issued in connection with:
a) Merger with Texon	132,092	—	—	—	132,092
b) Private placement	47,398	—	—	—	47,398
c) Exercise of stock options	813	—	—	—	813
Cost of capital raising, net of tax	(1,989)				(1,989)
Share based payments	—	1,590	—	—	1,590
Balance at 31 December 2013	$237,008	$5,635	$(1,516)	$106,114	$347,241

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED 31 DECEMBER 2013

	Note	Year ended 31 December 2013 US$’000	Six months ended 31 December 2012 US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales		$84,703	$11,648
Payments to suppliers and employees		(21,765)	(2,886)
Interest received		126	16
Derivative proceeds, net		253	608
Income taxes paid		(671)	—
NET CASH PROVIDED BY OPERATING ACTIVITIES	30	62,646	9,386

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure		(154,700)	(32,551)
Payments for exploration expenditure		(20,006)	(8,031)
Payments for acquisition of oil and gas properties		(141,963)	(11,470)
Sale of non-current assets		37,848	173,822
Transaction costs related to sale of non-current assets		(161)	(862)
Payments to establish escrow related to acquisition		—	(6,230)
Cash acquired from merger		114,690	—
Cash received from escrow account		837	—
Payments for plant and equipment		(900)	(107)
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES		(164,355)	114,571

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares		48,211	716
Payments for costs of capital raisings		(2,654)	—
Payments for acquisition related costs		(533)	(192)
Borrowing costs paid		(569)	(678)
Proceeds from borrowings		15,000	45,000
Repayments from borrowings		(15,000)	(30,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		44,455	14,846

Net (decrease)/increase in cash held		(57,254)	138,803

Cash at beginning of period		154,110	15,328
Effect of exchange rates on cash		15	(21)
CASH AT END OF PERIOD	11	$96,871	$154,110

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial report of Sundance Energy Australia Limited (“SEAL”) and its wholly owned subsidiaries, (collectively, the “Company”, “Consolidated Group” or “Group”), for the year ended 31 December 2013 was authorised for issuance in accordance with a resolution of the Board of Directors on 28 March 2014.

The nature of the operations and principal activities of the Group are described in the Directors’ Report.

Change in reporting period

Effective 1 July 2012, the Company changed its financial reporting year end from 30 June to 31 December in order to be more comparable to the Company’s peer group in the US market.  This change resulted in the comparative reporting period being a six month period.  The six month period ended 31 December 2012, which is the previous reporting period shown in these financial statements, is a shorter reporting period than that of the year ended 31 December 2013, therefore, the amounts presented in the financial statements are not entirely comparable.

Basis of Preparation

The consolidated financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001.

These consolidated financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Material accounting policies adopted in the preparation of this financial report are presented below. They have been consistently applied unless otherwise stated.

The consolidated financial statements have been prepared on a historical basis, except for derivative financial instruments that have been measured at fair value.  The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand (US$’000), except where stated otherwise.

Principles of Consolidation

A controlled entity is any entity over which SEAL is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  The consolidated financial statements incorporate the assets and liabilities of all entities controlled by SEAL as at 31 December 2013 and the results of all controlled entities for the year then ended.

All inter-group balances and transactions between entities in the Group, including any recognised profits or losses, are eliminated on consolidation.

a)             Income Tax

The income tax expense for the period comprises current income tax expense/(income) and deferred tax expense/(income).

Current income tax expense charged to the statement of profit or loss is the tax payable on taxable income calculated using applicable income tax rates enacted, or substantially enacted, as at the reporting date. Current tax liabilities/(assets) are therefore measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the period as well as unused tax losses. Current and deferred income tax expense/(income) is charged or credited directly to equity instead of the statement of profit or loss when the tax relates to items that are credited or charged directly to equity.

Deferred tax assets and liabilities are ascertained based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also result where amounts have been fully expensed but future tax deductions are available. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset recognised or the liability is settled, based on tax rates enacted or substantively enacted at the reporting date. Their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilised.

Where temporary differences exist in relation to investments in subsidiaries, branches, associates, and joint ventures, deferred tax assets and liabilities are not recognised where the timing of the reversal of the temporary difference can be controlled and it is not probable that the reversal will occur in the foreseeable future.

Current tax assets and liabilities are offset where a legally enforceable right of set-off exists and it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur. Deferred tax assets and liabilities are offset where a legally enforceable right of set-off exists, the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur in future periods in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

b)             Exploration and Evaluation Expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest.  These costs are capitalised to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves. The costs of assets constructed within the Group includes the leasehold cost, geological and geophysical costs and an appropriate proportion of fixed and variable overheads directly attributable to the exploration and acquisition of undeveloped oil and gas properties.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

When production commences, the accumulated costs for the relevant area of interest are transferred to production assets and amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

c)              Development and Production Assets and Property and Equipment

Development assets, property and equipment are carried at cost less, where applicable, any accumulated depreciation, amortisation and impairment losses. The costs of assets constructed within the Group includes the cost of materials, direct labor, borrowing costs and an appropriate proportion of fixed and variable overheads directly attributable to the acquisition or development of oil and gas properties and facilities necessary for the extraction of resources.

The carrying amount of development and production assets and property and equipment are reviewed semi-annually to ensure that they are not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of profit or loss during the financial period in which are they are incurred.

Depreciation / Amortisation

Property and equipment are depreciated on a straight-line basis over their useful lives from the time the asset is held and ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful life of the improvement.

The depreciation rates used for each class of depreciable assets are:

Class of Non-Current	Asset Depreciation	Rate Basis of Depreciation
Plant and Equipment	10 — 33%	Straight Line

The Group uses the units-of-production method to amortise costs carried forward in relation to its development assets.  For this approach, the calculation is based upon economically recoverable reserves, being proved developed reserves and probable developed reserves, over the life of an asset or group of assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.  An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount.  These gains and losses are included in the statement of profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

d)             Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at date of inception.  The arrangement is assessed to determine whether its fulfillment is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership to the entities in the Group.  All other leases are classified as operating leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Assets under financing leases are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term. Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

e)              Financial Instruments

Recognition and Initial Measurement

Financial instruments, incorporating financial assets and financial liabilities, are recognised when the entity becomes a party to the contractual provisions of the instrument. Trade date accounting is adopted for financial assets that are delivered within timeframes established by marketplace convention.

Financial instruments are initially measured at fair value plus transactions costs where the instrument is not classified at fair value through profit or loss. Transaction costs related to instruments classified at fair value through profit or loss are expensed to profit or loss immediately. Financial instruments are classified and measured as set out below.

Derivative Financial Instruments

The Group uses derivative financial instruments to economically hedge its exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity crude oil price swap, option and costless collar contracts and interest rate swaps. Their use is subject to policies and procedures as approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recognised at cost, which approximates fair value. Subsequent to initial recognition, derivate financial instruments are recognised at fair value.  The fair value of these derivative financial instruments is the estimated amount that the Group would receive or pay to terminate the contracts at the reporting date, taking into account current market prices and the current creditworthiness of the contract counterparties.  The derivatives are valued on a mark to market valuation and the gain or loss on re-measurement to fair value is recognised through the statement of profit or loss and other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Derecognition

Financial assets are derecognised when the contractual right to receipt of cash flows expires or the asset is transferred to another party whereby the entity no longer has any significant continuing involvement in the risks and benefits associated with the asset. Financial liabilities are derecognised when the related obligations are either discharged, cancelled or expire. The difference between the carrying value of the financial liability extinguished or transferred to another party and the fair value of consideration paid, including the transfer of non-cash assets or liabilities assumed, is recognised in profit or loss.

i)           Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss when they are held for trading for the purpose of short term profit taking, when they are derivatives not held for hedging purposes, or designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy.  Realised and unrealised gains and losses arising from changes in fair value are included in profit or loss in the period in which they arise.

ii)        Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortised cost using the effective interest rate method.

iii)     Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Group’s intention to hold these investments to maturity. They are subsequently measured at amortised cost using the effective interest rate method.

iv)    Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as such or that are not classified in any of the other categories. They comprise investments in the equity of other entities where there is neither a fixed maturity nor fixed determinable payments.

v)       Financial liabilities

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortised cost using the effective interest rate method.

f)               Impairment of Non-Financial Assets

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired.  If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the statement of comprehensive income.

Impairment testing is performed annually for intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

g)             Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in US dollars.

Transactions and Balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the consolidated statement of profit or loss and other comprehensive income.

Group Companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

•                  assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•                  income and expenses are translated at average exchange rates for the period; and

•                  retained profits are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve. These differences are recognised in the statement of profit or loss and comprehensive income upon disposal of the foreign operation.

h)            Employee Benefits

A provision is made for the Group’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for these benefits. Those cash flows are discounted using market yields on national government bonds with terms to maturity that match the expected timing of cash flows.

Equity - Settled Compensation

The Group has an incentive compensation plan where employees may be issued shares and/or options. The fair value of the equity to which employees become entitled is measured at grant date and recognized as an expense over the vesting period with a corresponding increase in equity.  The fair value of shares issued is determined with reference to the latest ASX share price.  Options are valued using an appropriate valuation technique which takes into account the vesting conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Restricted Share Unit Plan

The group has a restricted share unit (“RSU”) plan to motivate management and employees to make decisions benefiting long-term value creation, retain management and employees and reward the achievement of the Group’s long-term goals.  The target RSUs are based on goals established and approved by the Board.  The actual RSUs, awarded annually, are modified according to actual results and vest in four equal tranches beginning on the grant date and each of the first three subsequent anniversaries.

i)                Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

j)                Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, unrestricted escrow accounts that management expects to be used to settle current liabilities, capital or operating expenditures, or complete acquisitions and bank overdrafts.

k)             Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to the customer.  Revenue from the rendering of a service is recognised upon the delivery of the service to the customers. All revenue is stated net of the amount of goods and services tax (“GST”).

l)                Borrowing Costs

Borrowing costs, including interest, directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, borrowings are stated as amortised cost with any difference between cost and redemption being recognised in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings on an effective interest basis.  The Company capitalised borrowing costs at 100 percent equal to $1.3 million and nil for the year and six month period ended 31 December 2013 and 2012, respectively.

All other borrowing costs are recognised in income in the period in which they are incurred.

m)         Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are presented in the consolidated statement of cash flows on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

n)             Business Combinations

A business combination is a transaction in which an acquirer obtains control of one or more businesses.  The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired.  The acquisition method is only applied to a business combination when control over the business is obtained.  Subsequent changes in interests in a business where control already exists are accounted for as transactions between owners.  The cost of the business combination is measured at fair value of the assets given, shares issued and liabilities incurred or assumed at the date of acquisition.  Costs directly attributable to the business combination are expensed as incurred, except those directly and incrementally attributable to equity issuance.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquire over the fair value of the Group’s share of the net identifiable asset acquired, if any, is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in the income statement as a bargain purchase.  Adjustments to the purchase price and excess on consideration transferred may be made up to one year from the acquisition date.

o)             Assets Held for Sale

The Company classifies property as held for sale when management commits to a plan to sell the property, the plan has appropriate approvals, the sale of the property is probable within the next twelve months, and certain other criteria are met. At such time, the respective assets and liabilities are presented separately on the Company’s consolidated statement of financial position and amortisation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value, less the costs to sell the assets. The Company recognizes an impairment loss if the current net book value of the property exceeds its fair value, less selling costs. As at 31 December 2013 and 2012, all of the Company’s Williston properties and nil properties were classified as held for sale, respectively.

p)             Critical Accounting Estimates and Judgements

The Directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data obtained both externally and within the Group.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the of the revision and future periods if the revision affects both current and future periods.

Management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Estimates of reserve quantities

The estimated quantities of hydrocarbon reserves reported by the Group are integral to the calculation of amortisation (depletion) and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessment of the technical feasibility and commercial viability of producing the reserves. Management prepares reserve estimates which conform to guidelines prepared by the Society of Petroleum Engineers. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological data is generated during the course of operations.

Impairment of Non-Financial Assets

The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an indicator of impairment exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates including projections of cash flows, prices of products, production costs, reserve estimates and capitalised amounts.

Exploration and Evaluation

The Company’s policy for exploration and evaluation is discussed in Note 1 (b). The application of this policy requires the Company to make certain estimates and assumptions as to future events and circumstances. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation expenditure, management concludes that the capitalised expenditure is unlikely to be recovered by future sale or exploitation, then the relevant capitalised amount will be written off through the consolidated statement of profit or loss and other comprehensive income.

Restoration Provision

A provision for rehabilitation and restoration is provided by the Group to meet all future obligations for the restoration and rehabilitation of oil and gas producing areas when oil and gas reserves are exhausted and the oil and gas fields are abandoned. Restoration liabilities are discounted to present value and capitalised as a component part of capitalised development expenditure. The capitalised costs are amortised over the units of production and the provision is revised at each balance sheet date through the consolidated statement of profit or loss and other comprehensive income as the discounting of the liability unwinds.

In most instances, the removal of the assets associated with these oil and gas producing areas will occur many years in the future.  The estimate of future removal costs therefore requires management to make significant judgements regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates.

Units of Production Depreciation

Oil and gas properties are depreciated using the units of production method over economically recoverable reserves representing total proved developed and probable developed reserves.  This results in a depreciation or amortisation charge proportional to the depletion of the anticipated remaining production from the area of interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

The life of each item has regard to both its physical life limitations and present assessments of economically recoverable reserves of the field at which the asset is located.  Economically recoverable reserves are defined as proved developed and probable developed reserves.  These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure.  The calculation of the units of production rate of depreciation or amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on total economically recoverable reserves, or future capital expenditure estimates change.  Changes to economically recoverable reserves could arise due to change in the factors or assumptions used in estimating reserves, including the effect on economically recoverable reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues.  Changes in estimates are accounted for prospectively.

Stock Based Compensation

The Group’s policy for stock based compensation is discussed in Note 1 (h).  The application of this policy requires managment to make certain estimates and assumptions as to future events and circumstances.  Stock based compensation related to stock options use estimates for expected volatility of the Company’s share price and expected term, including a forfeiture rate, if appropriate.

q)             Change in Accounting Estimate

Effective 1 July 2013, the Company had a change in accounting estimate related to the economically recoverable reserves in its Eagle Ford formation used in the units-of-production depletion calculation.  Subsequent to the change, the Company began to include management’s best estimate of economically recoverable reserves associated with developed properties, which include both proved developed and probable developed reserves.  Prior to the change, the Company used economically recoverable reserves associated only with proved developed reserves as probable developed reserves were not significant.  The amount of the effect of this change in accounting estimate in future periods is not practically estimable.

r)              Reclassifications

Certain reclassifications have been made to the prior year consolidated financial statements and associated notes to the financial statements to conform to the current year presentation. Employee benefits expense has been reclassified to be presented with General and administrate expense and Interest received has been reclassified to be presented with Other (loss)/income on the consolidated statement of profit or loss and other comprehensive income.  These reclassifications did not impact Profit attributable to owners of the Company.

s)               Rounding of Amounts

The company is of a kind referred to in Class Order 98/100 issued by the Australian Securities and Investment Commission, relating to rounding of amounts in the financial statements. Amounts have been rounded to the nearest thousand.

t)                Parent Entity Financial Information

The financial information for the parent entity, SEAL (“Parent Company”), also the ultimate parent, discussed in Note 34, has been prepared on the same basis, using the same accounting policies as the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

u)             Earnings Per Share

The group presents basic and diluted earnings per share for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares for the dilutive effect, if any, of outstanding share rights and share options which have been issued to employees.

v)             Change in Accounting Policy

Effective 1 July 2013, the Group retrospectively changed its general and administrative overhead policy (“capitalised overhead policy”) from expensing overhead costs directly attributable to the exploration, acquisition and development of oil and gas properties such as salaries, wages, benefits and consultant fees, to capitalizing these costs using an appropriate allocation method in accordance with AASB 6 - Exploration and Evaluation Assets and AASB 116 - Property and Equipment.  This new policy provides reliable and more relevant information as the Company has shifted its focus from non-operated properties to operated properties and this policy better aligns costs with revenues.

The Group adopted the capitalised overhead policy subsequent to the issuance of the Company’s report for the half year ended 30 June 2013 and retrospectively applied the policy for the year ended 31 December 2013.  As a result, the half year ended 30 June 2013 is not entirely comparable to the Company’s year ended 31 December 2013.  Included in the Company’s year ended 31 December 2013 capitalised overhead amounts are retrospectively applied for pre-effective 1 July 2012 capitalised overhead amounts, which would have increased the Company’s non-current assets and decreased general and administrative expense, of approximately $1.2 million as at 30 June 2013 and for the half year then ended.  These overhead amounts capitalised to development and production assets would have been subject to the Company’s units-of-production depletion calculation, which would have been immaterial for the period.  The related increase in the Company’s profit attributable to owners and retained earnings of the Company would have been approximately $0.7 million for the half year ended 30 June 2013.  The Company determined the capitalized overhead amounts for periods ended on or before 31 December 2012 are immaterial.

w)           Adoption of New and Revised Accounting Standards

During the current reporting period the Group adopted all of the new and revised Australian Accounting Standards and Interpretations applicable to its operations which became mandatory.  The nature and effect of each new standard and amendment on the Group’s consolidated financial report are described below.

AASB 10 - Consolidated Financial Statements/IFRS 10 — Consolidated Financial Statements

The Group adopted AASB 10 Consolidated Financial Statements/IFRS 10 Consolidated Financial Statements, which replaces the guidance on control and consolidation in AASB 127 - Consolidated and Separate Financial Statements/IAS 27 Consolidated and Separate Financial Statements and Interpretation 12 - Consolidation — Special Purpose Entities. AASB 10/IFRS 10 includes a new definition of control that focuses on the need to have both power and rights or exposure to variable returns.  As all of the Group’s subsidiaries are owned 100%, AASB 10/IFRS 10 did not have an impact on the Group’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

AASB 11 - Joint Arrangements/IFRS 11 – Joint Arrangements

AASB 11/IFRS 11 replaces AASB 131 Interests in Joint Ventures and removes the option to account for jointly controlled entities using proportionate consolidation.  Instead, jointly controlled entities that meet the definition of a joint venture under AASB 11/IFRS 11 must be accounted for using the equity method of accounting.  The adoption of this standard did not have an impact on the Group’s consolidated financial statements.

AASB 13 - Fair Value Measurement/IFRS 13 – Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13

AASB 13/IFRS 13 establishes a single source of guidance for fair value measurements and disclosures. The standard defines fair value, establishes a framework for measuring fair value, and requires more extensive disclosures than current standards. Additional disclosures, where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined.

Recently issued accounting standards to be applied in future reporting periods:

The following Standards and Interpretations are effective for annual periods beginning on or after 1 January 2014 and have not been applied in preparing these consolidated financial statements. The Group’s assessment of the impact of these new standards, amendments to standards, and interpretations is set out below.

AASB 9 - Financial Instruments/IFRS 9 – Financial Instruments and AASB 2010-7 Amendments to Australian Accounting Standards arriving from AASB 9

AASB 9/IFRS 9 introduces new requirements for the classification, measurement, and derecognition of financial assets and financial liabilities. In November 2013 the effective date was removed from AASB 9/IFRS 9.  A new effective date will be provided when the entire standard is closer to completion.  The Group will quantify the effect of the application of AASB 9/IFRS 9 when the final standard is issued, however, the impact from adopting this standard is not expected to have a material impact on the Group’s consolidated financial statements.

AASB 2011-4 - Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure

This standard removes the requirements to include individual key management personnel disclosures in the notes to and forming part of the Financial Report. The Group will include detailed key management personnel disclosures in the Group’s Remuneration Report for the year beginning on 1 January 2014 incorporating changes from this standard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 2 – BUSINESS COMBINATIONS

Texon Acquisition

On 8 March 2013, the Company acquired 100% of the outstanding shares of Texon Petroleum Ltd (“Texon”, whose name was changed to Armadillo Petroleum Ltd), an Australian corporation with oil and gas assets in the Eagle Ford formation in the United States. The Company acquired Texon to gain access to its existing production and drilling inventory in the Eagle Ford formation. As consideration for substantially all of the net assets of Texon, the Company issued 122.7 million ordinary shares (approximately 30.6% of the total outstanding shares immediately subsequent to the acquisition), which had a fair value of $132.1 million on the acquisition date and net cash consideration of $26.3 million for a total purchase price of $158.4 million. The net cash consideration includes a $141.0 million pre-merger purchase by the Company of certain Texon oil and gas properties, offset by $114.7 million of cash acquired at the time of the merger. The current income tax liability, included in accrued expenses, and deferred tax liability of $33.4 million and $16.9 million, respectively, are comprised of tax liabilities assumed as at the acquisition date and an increase in the tax liability related to the incremental acquisition date fair value of the acquired development and production and exploration and evaluation assets as compared to Texon’s historical basis.

The following table reflects the final adjusted assets acquired and the liabilities assumed at their fair value or otherwise where specified by AASB 3/IFRS 3 — Business Combinations (in thousands):

Fair value of assets acquired:
Trade and other receivables	$5,604
Other current assets	456
Development and production assets	53,937
Exploration and evaluation assets	150,474
Prepaid drilling and completion costs	3,027
Amount attributable to assets acquired	213,498

Fair value of liabilities assumed:
Trade and other payables	119
Accrued expenses	37,816
Restoration provision	277
Deferred tax liabilities	16,884
Amount attributable to liabilities assumed	55,096

Net assets acquired	$158,402

Purchase price:
Cash and cash equivalents, net of cash acquired	$26,310
Issued capital	132,092

Total consideration paid	$158,402

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 2 — BUSINESS COMBINATIONS continued

Since the acquisition date of 8 March 2013 through 31 December 2013, the Company has earned revenue of $42.3 million and generated net income of $12.6 million. The following reflects the acquisition’s contribution to the Group as if the merger had occurred on 1 January 2013 instead of the closing date of 8 March 2013 (in thousands, except per share information):

Year ended 31 December 2013

Oil and natural gas revenue	$5,163
Lease operating and production expenses	(1,150)
Depreciation and amortization expense	(1,882)
General and administrative expense	(667)
Finance costs	(35)
Profit before income tax	1,429
Income tax expense	(542)
Proforma profit attributable to the period 1 January to 7 March 2013	887
Profit attributable to owners of the Company for the year	15,942
Adjusted profit attributable to the owners of the Company for the year	$16,829
Adjusted basic earnings per ordinary share	4.1
Adjusted diluted earnings per ordinary share	4.0

The Company incurred $0.5 million and $0.7 million for the year and six month period ended 31 December 2013 2012, respectively, in acquisition related costs primarily for professional fees and services.  These amounts are included in general and administrative expense and financing activities in the consolidated statements of profit or loss and other comprehensive income and the consolidated statement of cash flows, respectively.

NOTE 3 – REVENUE

	Year ended 31 December 2013	Six months ended 31 December 2012
	US$’000	US$’000

Oil revenue	$79,365	$16,790
Natural gas revenue	5,980	934
Total oil and natural gas revenue (net of transportation)	$85,345	$17,724

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 4 – LEASE OPERATING AND PRODUCTION TAX EXPENSE

	Year ended 31 December 2013	Six months ended 31 December 2012
	US$’000	US$’000

Lease operating expense	$(11,378)	$(1,908)
Workover expense	(743)	(287)
Production tax expense	(6,262)	(1,887)
Total lease operating and production tax expense	$(18,383)	$(4,082)

NOTE 5 – GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended 31 December 2013	Six months ended 31 December 2012
	US$’000	US$’000

Employee benefits expense, including salaries and wages, net of capitalised overhead	$(6,143)	$(2,801)
Professional fees	(2,892)	(929)
Abandoned US IPO transaction costs (1)	(2,081)	—
Travel	(791)	(280)
Director fees	(617)	(132)
Acquisition and merger related fees	(533)	(713)
Accounting and company secretarial	(415)	(150)
Insurance	(264)	(130)
Rent	(234)	(181)
Share registry and listing fees	(232)	(75)
Audit fees	(139)	(145)
Other expenses	(956)	(274)
Total general and administrative expenses	$(15,297)	$(5,810)

(1)         See Note 36– Events After the Balance Sheet Date for further discussion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 6 – GAIN ON SALE OF NON-CURRENT ASSETS

In the fourth quarter of 2013 and the third quarter of 2012, the Company sold all of its interests in the Phoenix prospect and South Antelope prospect, both located in the Williston Basin, for gross proceeds of $39.8 million and $172.4 million, respectively.  Prior to the dispositions, the Phoenix and South Antelope development and production properties were part of the Williston Basin depletion base.  To determine the carrying costs of the sold properties, the Company used the relative fair value of the prospect’s proved developed reserves as compared to the Company’s total proved developed reserves in the Williston Basin.  As a result, it was determined that approximately $26.0 million and $49.4 million of the Company’s carrying costs related to its Phoenix and South Antelope development and production properties, respectively, at the time of the disposal. In addition to the South Antelope development and production properties, the Purchaser acquired approximately $3.9 million of assets and assumed approximately $3.8 million of liabilities, which were removed from the Company’s consolidated statement of financial position at the time of the sale.  The Company incurred approximately $0.9 million and $0.9 million of legal and other transaction related costs related to the Phoenix and South Antelope sale, respectively.  The sales resulted in a pre-tax gain of $8.2 million and $122.5 million, respectively, which is included in the net gain (loss) on sale of non-current assets in the consolidated statement of profit or loss and other comprehensive income for the year and six month period ended 31 December 2013 and 2012, respectively.  In early 2013, the Company finalised the adjustments to the purchase price for the South Antelope sale, resulting in a net reduction of $0.9 million, which is included in the net gain (loss) on sale of non-current assets in the consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2013.  During the six months ended 31 December 2012, the Company also sold all of its properties in the Pawnee prospect for $0.9 million of proceeds, which resulted in a loss of $0.2 million.

For both the Phoenix and South Antelope prospect sales proceeds, the Company elected to apply Section 1031 “like-kind exchange” treatment under the US tax rules, which allow deferral of the gain if the proceeds are used to acquire “like-kind property” within six months of the closing date of the transaction.  In addition, the US tax rules allow the deduction of all intangible drilling costs (“IDCs”) in the period incurred.  As at 31 December 2013, the Company expects to defer the majority of the taxable gain on the sale of the Phoenix development by acquiring qualified replacement properties or utilizing IDCs from its development program.  These proceeds are included in the Company’s cash balance.  See Note 11 — Cash and Cash Equivalents.

In January and February 2014, the Company entered into lease acquisition agreements to acquire oil and gas properties in the Mississippian/Woodford Basin and the Eagle Ford Basin — see Events After the Balance Sheet Date in Note 36 for further discussion.  Management believes the properties that the Company plans to acquire will qualify as “like-kind property” under Section 1031.

In March 2013, the Company completed a transaction in which the majority of the funds remaining in its South Antelope Section 1031 escrow accounts were used to acquire oil and gas properties in connection with the Texon Scheme of Arrangement transaction — see Business Combinations in Note 2 for further discussion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 7 – INCOME TAX EXPENSE

	Year ended 31 December 2013	Six months ended 31 December 2012
	US$’000	US$’000
a) The components of income tax expense comprise:
Current tax benefit/(expense)	$21,398	$(11)
Deferred tax expense	(26,965)	(46,605)
	$(5,567)	$(46,616)
b) The prima facie tax on income from ordinary activities before income tax is reconciled to the income tax as follows:

Profit before income tax	$21,509	$122,826

Prima facie tax expense at the Group’s statutory income tax rate of 30% (2012:30%)	$6,453	$36,848

Tax effect of amounts which are non-deductible/(non- taxable) in calculating taxable income:

- Difference of tax rate in US controlled entities	1,607	9,417
- Employee options	—	44
- Other allowable items	144	93
- Tax adjustments relating to prior years	(984)	—
- Change in apportioned state tax rates in US controlled entities (1)	(1,448)	—
- Acquisition related costs	—	214
- Recognition of previously unrecognized tax losses	(205)	—

Income tax attributable to entity	$5,567	$46,616

c) Unused tax losses and temporary differences for which no deferred tax asset has been recognised at 30%	$170	$375

d) Deferred tax charged directly to equity:
- Equity raising costs	$665	$—

(1)         The change in apportioned state tax rates in US controlled entities is a result of the Company disposing of its property in North Dakota (income tax rate of 4.53%) through a tax deferred sale and reinvesting the property in Texas (margin tax rate of 1%).  As the Texas margin tax computation is similar in nature to an income tax computation, it is treated as an income tax for financial reporting purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 8 – KEY MANAGEMENT PERSONNEL COMPENSATION

a)             Names and positions held of Consolidated Group key management personnel in office at any time during the financial period are:

Mr M Hannell                Chairman Non-executive

Mr E McCrady           Chief Executive Officer and Managing Director

Mr D Hannes                    Director – Non-executive

Mr N Martin                         Director – Non-executive

Mr W Holcombe  Director – Non-executive

Ms C Anderson         Chief Financial Officer

Mr C Gooden                   Company Secretary (resigned on 23 August 2013)

Other than Directors and Officers of the Company listed above, there are no additional key management personnel.

b)             Key Management Personnel Compensation

The total of remuneration paid to Key Management Personnel (“KMP”) of the Group during the year is as follows:

	Year ended 31 December 2013 US$ ‘000	Six months ended 31 December 2012 US$ ‘000
Short term wages and benefits	$1,923	$695
Equity settled-options based payments	625	262
Post-employment benefit	56	17
	$2,604	$974

c)              Options Granted as Compensation

Options granted as compensation were zero ($nil fair value) during each of the year and six month period ended 31 December 2013 and 2012 to KMP from the Sundance Energy Employee Stock Option Plan. Options generally vest in five equal tranches of 20% on the grant date and each of the four subsequent anniversaries of the grant date.

d)             Restricted Share Units Granted as Compensation

RSUs awarded as compensation were 623,251 ($0.6 million fair value) and 669,642 ($0.5 million fair value) during the year and six month period ended 31 December 2013 and 2012, respectively, to KMP from the Sundance Energy Long Term Incentive Plan. RSUs generally vest in four equal tranches of 25% on the grant date and each of the three subsequent anniversaries of the grant date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 9 — AUDITORS’ REMUNERATION

	Year ended 31 December 2013	Six months ended 31 December 2012
	US$’000	US$’000
Remuneration of the auditor for:
Auditing or review of the financial report	$91	$131
Professional services related US IPO	430	—
Non-audit services related to Texon acquisition	77	148
Taxation services provided by the practice of auditor	48	14
Total remuneration of the auditor	$646	$293

NOTE 10 — EARNINGS PER SHARE (EPS)

	Year ended 31 December 2013	Six months ended 31 December 2012
	US$’000	US$’000

Profit for periods used to calculate basic and diluted EPS	$15,942	$76,210

	Number of shares	Number of shares
-Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS	413,872,184	277,244,883
-Incremental shares related to options and restricted share units	2,685,150	2,896,496
-Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	416,557,334	280,141,379

NOTE 11 — CASH AND CASH EQUIVALENTS

	31 December 2013	31 December 2012
	US$’000	US$’000
Cash at bank and on hand	$59,918	$12,747
Cash equivalents in escrow accounts	36,953	141,363
Total cash and cash equivalents	$96,871	$154,110

As at 31 December 2013 and 2012, the Company had approximately $37.0 million and $141.4 million, respectively, in Section 1031 escrow accounts which are not limited in use, except that the timing of tax payments will be accelerated if not used on qualified “like-kind property.”  As such, the balances have been included in the Company’s cash and cash equivalents in the consolidated statement of financial position and consolidated statement of cash flows as at 31 December 2013 and 2012 and for the year and six month period then ended, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 12 – TRADE AND OTHER RECEIVABLES

	31 December 2013	31 December 2012
	US$’000	US$’000
Oil and natural gas sales	$23,364	$11,376
Trade receivables	5,353	4,185
Other	31	111
Total trade and other receivables	$28,748	$15,672

As at 31 December 2013 and 2012, the Group had receivable balances of $11.7 million and $8.6 million, respectively, which were outside normal trading terms (the receivable was past due but not impaired). The receivable balance is more than fully offset by the amount due to the same operator, which is also outside normal payment terms. See Note 21 for payable balance information.

Due to the short-term nature of trade and other receivables, their carrying amounts are assumed to approximate fair value.

NOTE 13 – DERIVATIVE FINANCIAL INSTRUMENTS

	31 December 2013	31 December 2012
	US$’000	US$’000
FINANCIAL ASSETS:
Current
Derivative financial instruments – commodity contracts	$—	$617
Non-current
Derivative financial instruments – interest rate swaps	176	—
Total financial assets	$176	$617

FINANCIAL LIABILITIES:
Current
Derivative financial instruments – commodity contracts	$(188)	$—
Derivative financial instruments – interest rate swaps	(147)	—
Non-current
Derivative financial instruments – commodity contracts	(31)	—
Total financial liabilities	$(366)	$—

NOTE 14 – FAIR VALUE MEASUREMENT

The following table presents financial assets and liabilities measured at fair value in the statement of financial position in accordance with the fair value hierarchy.  This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1:         quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:                            inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:                            inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 14 – FAIR VALUE MEASUREMENT continued

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.  The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 31 December 2013

	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Interest rate swap contracts	$—	$176	$—	$176

Liabilities measured at fair value
Derivative commodity contracts	—	(219)	—	(219)
Interest rate swap contracts	—	(147)	—	(147)

Net fair value	$—	$(190)	$—	$(190)

Consolidated 31 December 2012

	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	$—	$617	$—	$617

Liabilities
Derivative financial instruments	—	—	—	—

Net fair value	$—	$617	$—	$617

During the year and six month period ended 31 December 2013 and 2012, respectively, there were no transfers between level 1 and level 2 fair value measurements, and no transfer into or out of level 3 fair value measurements.

Measurement of Fair Value

a)    Derivatives

Derivatives entered into by the Company consist of commodity contracts and interest rate swaps.  The Company utilises present value techniques and option-pricing models for valuing its derivatives.  Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads.  All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the level 2 fair value hierarchy.

NOTE 15 – OTHER CURRENT ASSETS

	31 December 2013 US$’000	31 December 2012 US$’000
Cash advances to other operators	$685	$625
Escrow accounts	1,498	3,830
Oil inventory on hand, at cost	1,088	69
Prepayments	753	501
Other	14	—
Total other current assets	$4,038	$5,025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 15 – OTHER CURRENT ASSETS continued

On 31 December 2012, the Company completed a transaction to acquire certain oil and natural gas properties in the Wattenberg field of the Denver-Julesburg (“DJ”) Basin (the “Wattenberg Acquisition”). In connection with the transaction, the Company transferred $3.0 million, $2.7 million and $0.5 million to escrow accounts related to a drilling commitment, title defect and environmental remediation, respectively ($6.2 million collectively).  The use of the Wattenberg Acquisition related escrow accounts are restricted or generally will not be used to settle short-term Company operating costs, as such they have been excluded from the Company’s cash and cash equivalents balance in the consolidated statement of financial position and the consolidated statement of cash flows as at 31 December 2013 and 2012 and for the year and six month period then ended, respectively.  Of this $6.2 million escrow account balance, $1.5 million and $3.8 million are classified as other current asset in the consolidated statement of financial position as at 31 December 2013 and 2012, respectively, with $2.7 million being settled during the year ended 31 December 2013.

NOTE 16 – ASSETS HELD FOR SALE

As at 31 December 2013, all of the Company’s Williston properties were held for sale. The expected proceeds, net of selling costs, exceed the carrying amount. The following Williston assets and liabilities were included in assets held for sale in the consolidated statement of financial position as at 31 December 2013 (in thousands):

Development and production assets	$10,489
Exploration and evaluation expenditure	1,104
Restoration provision liability	(109)

Total assets held for sale, net of restoration provision liability	$11,484

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 17 – DEVELOPMENT AND PRODUCTION ASSETS

	Year ended 31 December 2013	Six months ended 31 December 2012
	US$’000	US$’000
Costs carried forward in respect of areas of interest in:
Development and production assets, at cost:
Producing assets	$297,469	$70,470
Wells-in-progress	55,636	26,193
Development and production assets, at cost:	353,105	96,663
Accumulated amortisation	(40,635)	(14,619)
Provision for impairment (1)	(240)	(2,315)
Total Development and Production Expenditure	$312,230	$79,729

a) Movements in carrying amounts:
Development expenditure
Balance at the beginning of the period	$79,729	$87,274
Amounts capitalised during the period	219,121	46,963
Amounts transferred from exploration phase	31,999	527
Fair value of assets acquired	54,258	986
Reclassifications to assets held for sale	(10,489)	—
Amortisation expense	(36,294)	(6,013)
Development and production assets, net of accumulated amortization, sold during the period	(26,094)	(50,008)
Balance at end of period	$312,230	$79,729

(1)         There was an impairment provision of $1.9 million associated with the Phoenix development and production properties that were sold in 2013.  See Note 6 — Gain on sale of non-current assets for further discussion.

NOTE 18 – EXPLORATION AND EVALUATION EXPENDITURE

	Year ended 31 December 2013	Six months ended 31 December 2012
	US$’000	US$’000
Costs carried forward in respect of areas of interest in:
Exploration and evaluation phase, at cost	$167,694	$35,053
Provision for impairment	(1,550)	(1,614)
Total Exploration and Evaluation Expenditure	$166,144	$33,439

a) Movements in carrying amounts:
Exploration and evaluation
Balance at the beginning of the period	$33,439	$11,436
Amounts capitalised during the period	14,770	10,704
Fair value of assets acquired	151,115	12,644
Reclassifications to assets held for sale	(1,104)	—
Amounts transferred to development phase	(31,999)	(527)
Exploration tenements sold during the period	(77)	(818)
Balance at end of period	$166,144	$33,439

The ultimate recoupment of costs carried forward for exploration phase is dependent on the successful development and commercial exploitation or sale of respective areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 19 – PROPERTY AND EQUIPMENT

	31 December 2013	31 December 2012
	US$’000	US$’000
Property and equipment, at cost	$1,603	$737
Accumulated depreciation	(556)	(314)
Total Property and Equipment	$1,047	$423

a) Movements in carrying amounts:

Balance at the beginning of the period	$423	$418
Amounts capitalised during the period	886	107
Depreciation expense	(262)	(102)
Balance at end of period	$1,047	$423

NOTE 20 – OTHER NON-CURRENT ASSETS

	31 December 2013 US$’000	31 December 2012 US$’000
Escrow accounts	$2,000	$2,400
Casing and tubulars at net realisable value	19	20
Total other non-current assets	$2,019	$2,420

The $2.0 million and $2.4 million of escrow accounts as of 31 December 2013 and 2012, respectively, are the long-term portions related to the escrow accounts discussed in Note 15 — Other Current Assets.

NOTE 21 – TRADE AND OTHER PAYABLES AND ACCRUED EXPENSES

	31 December 2013	31 December 2012
	US$’000	US$’000
Oil and natural gas related	$135,381	$49,407
Administrative expenses, including salaries and wages	5,146	2,435
Total trade, other payables and accrued expenses	$140,527	$51,842

At 31 December 2013 and 2012, the Group had payable balances of $16.7 million and $15.7 million, respectively, which were outside normal payment terms.  These payable balances are partially offset by receivable balances due from the same operator and which are also outside normal paying terms.  See Note 12 — Trade and Other Receivables for receivable balance information.

NOTE 22 – CREDIT FACILITIES

	31 December 2013	31 December 2012
	US$000	US$000
Senior Credit Facility	$15,000	$30,000
Junior Credit Facility	15,000	—
Total credit facilities	30,000	30,000
Deferred financing fees	(859)	(430)
Total credit facilities, net of deferred financing fees	$29,141	$29,570

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 22 — CREDIT FACILITIES continued

Junior Credit Facility

In August 2013, Sundance Energy, Inc. (“Sundance Energy”), a wholly owned subsidiary of the Company, entered into a second lien credit agreement with Wells Fargo Energy Capital, Inc., as the administrative agent (the “Junior Credit Facility”), which provides for term loans to be made in a series of draws up to $100 million. The Junior Credit Facility matures in June 2018 and is secured by a second priority lien on substantially all of the Company’s assets. Upon entering into the Junior Credit Facility, the Company immediately borrowed $15 million pursuant to the terms of the Junior Credit Facility and paid down the outstanding principal of the Senior Credit Facility.

The principal amount of the loans borrowed under our Junior Credit Facility is due in full on the maturity date.  Interest on the Junior Credit Facility accrues at a rate equal to the greater of (i) 8.50% or (ii) a base rate (being, at our option, either (a) LIBOR for the applicable interest period (adjusted for Eurodollar Reserve Requirements) or (b) the greatest of (x) the prime rate announced by Wells Fargo Bank, N.A., (y) the federal funds rate plus 0.50% and (z) one-month adjusted LIBOR plus 1.00%), plus a margin of either 6.5% or 7.5%, based on the base rate selected.

The Company is also required under our Junior Credit Facility to maintain the following financial ratios:

•                  a current ratio, consisting of consolidated current assets including undrawn borrowing capacity to consolidated current liabilities, of not less than 1.0 to 1.0 as of the last day of any fiscal quarter;

•                  a maximum leverage ratio, consisting of consolidated debt to adjusted consolidated EBITDAX (as defined in the Junior Credit Facility), of not greater than 4.5 to 1.0 as of the last day of any fiscal quarter (beginning 30 September 2013); and

•                  an asset coverage ratio, consisting of PV10 to consolidated debt, of not less than 1.5 to 1.0, as of certain test dates.

For the year ended 31 December 2013, the Company capitalised $0.3 million of financing costs related to the Junior Credit Facility, which offset the principal balance. As at 31 December 2013 there was $15 million outstanding under the Company’s Junior Credit Facility.  As at 31 December 2013, the Company was in compliance with all restrictive financial and other covenants under the Junior Credit Facility.

Senior Credit Facility

On 31 December 2012, Sundance Energy entered into a credit agreement with Wells Fargo Bank, N.A. (the “Senior Credit Facility”), pursuant to which up to $300 million is available on a revolving basis.  The borrowing base under the Senior Credit Facility is determined by reference to the value of the Company’s proved reserves.  The agreement specifies a semi-annual borrowing base redetermination and the Company can request two additional redeterminations each year.  The initial borrowing base was set at $30 million and was subsequently increased to $48 million based on March 2013 reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 22 — CREDIT FACILITIES continued

Interest on borrowed funds accrue, at the Company’s option, of i) LIBOR plus a margin that ranges from 175 to 275 basis points or ii) the Base Rate, defined as a rate equal to the highest of (a) the Federal Funds Rate plus ½ of 1%, (b) the Prime Rate, or (c) LIBOR plus a margin that ranges from 75 to 175 basis points. The applicable margin varies depending on the amount drawn.  The Company also pays a commitment that ranges from 37.5 to 50 basis points on the undrawn balance of the borrowing base.  The agreement has a five-year term and contains both negative and affirmative covenants, including minimum current ratio and maximum leverage ratio requirements consistent with the Junior Credit Facility’s. Certain development and production assets are pledged as collateral and the facility is guaranteed by the Parent Company.  On 31 December 2012, the Company drew $30 million on the Senior Credit Facility’s borrowing base and used $15 million of the proceeds to repay and retire its outstanding loan with the Bank of Oklahoma.  As a part of its Bank of Oklahoma debt extinguishment, the Company expensed approximately $0.3 million of unamortised deferred financing costs, which is included in financing costs in the consolidated statement of profit or loss and other comprehensive income for the six month period ended 31 December 2012.

For the year and six month period ended 31 December 2013 and 2012, the Company capitalised $0.2 million and $0.4 million, respectively, of financing costs related to the Senior Credit Facility, which offset the principal balance. As at 31 December 2013 there was $15 million outstanding under the Company’s Senior Credit Facility.  As at 31 December 2013, the Company was in compliance with all restrictive financial and other covenants under the Senior Credit Facility.

The Company capitalised $1.3 million and nil of interest expense during the year and six month period ended 31 December 2013 and 2012, respectively.

NOTE 23 — RESTORATION PROVISION

The restoration provision represents the best estimate of the present value of restoration costs relating to the Company’s oil and natural gas interests, which are expected to be incurred up to 2043.  Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.  The estimate of future removal costs requires management to make significant judgments regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates. These estimates are reviewed regularly to take into account any material changes to the assumptions.  However, actual restoration costs will reflect market conditions at the relevant time.  Furthermore, the timing of restoration is likely to depend on when the fields cease to produce at economically viable rates.  This in turn will depend on future oil and natural gas prices, which are inherently uncertain.

	Year ended 31 December 2013	Six months ended 31 December 2012
	US$’000	US$’000
Balance at the beginning of the period	$1,228	$588
New provisions and changes in estimates	3,622	310
Dispositions	(146)	(192)
New provisions assumed from acquisition	397	506
Reclassified to assets held for sale	(109)	—
Unwinding of discount	82	16
Balance at end of period	$5,074	$1,228

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 24 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the following:

	31 December 2013	31 December 2012
	US$’000	US$’000
Net deferred tax assets:
Share issuance costs	$1,069	$—
Net operating loss carried forward	473	—
Unrecognized foreign currency gain (loss)	761	—
Total net deferred tax assets	$2,303	$—

Deferred tax liabilities:
Development and production expenditure	$(114,042)	$(79,600)

Offset by deferred tax assets with legally enforceable right of set-off:

Net operating loss carried forward	10,373	22,647
Other	958	(26)
Total net deferred tax liabilities	$(102,711)	$(56,979)

NOTE 25 — ISSUED CAPITAL

Total ordinary shares issued and outstanding at each period end are fully paid.  All shares issued are authorized.  Shares have no par value.

Number of Shares

a) Ordinary Shares
Total shares issued and outstanding at 30 June 2012	277,098,474
Shares issued during the period	1,666,667
Total shares issued and outstanding at 31 December 2012	278,765,141
Shares issued during the year	184,408,527
Total shares issued and outstanding at 31 December 2013	463,173,668

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 25 — ISSUED CAPITAL continued

Ordinary shares participate in dividends and the proceeds on winding of the Parent Company in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

	Year ended 31 December 2013	Six months ended 31 December 2012
	US$’000	US$’000
b) Issued Capital
Beginning of the period	$58,694	$57,978
Shares issued in connection with:
Merger with Texon	132,092	—
Private placement	47,398	—
Exercise of stock options	813	716
Total shares issued during the period	180,303	716

Cost of capital raising during the period, net of tax	(1,989)	—
Closing balance at end of period	$237,008	$58,694

c)              Options on Issue

Details of the share options outstanding as at the end of the period:

Grant Date	Expiry Date	Exercise Price		31 December 2013	31 December 2012
10 Sep 2010	31 May 2013	A$	0.20	—	1,000,000
10 Sep 2010	31 May 2013	A$	0.30	—	500,000
02 Dec 2010	01 Dec 2015	A$	0.37	291,666	1,166,666
02 Mar 2011	30 Jun 2014	A$	0.95	30,000	30,000
03 Jun 2011	31 May 2013	A$	0.35	—	100,000
03 Jun 2011	15 Jan 2016	A$	0.65	500,000	500,000
03 Jun 2011	28 Jan 2016	A$	0.50	—	250,000
06 Jun 2011	01 Sep 2015	A$	0.95	30,000	30,000
06 Sep 2011	31 Dec 2018	A$	0.95	1,200,000	1,200,000
05 Dec 2011	05 Mar 2019	A$	0.95	1,000,000	1,000,000
01 Nov 2012	01 Feb 2020	A$	1.15	350,000	—
03 Dec 2012	03 Mar 2020	A$	1.15	350,000	—
01 Apr 2013	01 Jul 2020	A$	1.25	350,000	—
24 Sept 2013	23 Dec 2020	A$	1.40	950,000	—
Total share options outstanding				5,051,666	5,776,666

d)             Restricted Share Units on Issue

Details of the restricted share units outstanding as at the end of the period:

Grant Date	31 December 2013	31 December 2012
05 Dec 2011	88,500	608,750
15 Oct 2012	709,817	1,482,143
19 April 2013	905,990	—
Total RSUs outstanding	1,704,307	2,090,893

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 25 — ISSUED CAPITAL continued

e)     Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern.

The Group’s debt and capital includes ordinary share capital and financial liabilities, supported by financial assets.  Other than the covenants described in Note 22, the Group has no externally imposed capital requirements.

Management effectively manages the Group’s capital by assessing the Group’s financial risks and adjusting its capital structure in response to changes in these risks and in the market.  These responses include the management of debt levels, distributions to shareholders and shareholder issues.

There have been no changes in the strategy adopted by management to control the capital of the Group since the prior period.  The strategy is to ensure that the Group’s gearing ratio remains minimal.  As at 31 December 2013 and 2012, the Company had $29.1 million and $29.6 million of outstanding debt, net of deferred financing fees, respectively.

NOTE 26 — RESERVES

a)        Share Option Reserve

The share option reserve records items recognised as expenses on valuation of employee and supplier share options and restricted share units.

b)        Foreign Currency Translation Reserve

The foreign currency translation reserve records exchange differences arising on translation of the Parent Company.

NOTE 27 — CAPITAL AND OTHER EXPENDITURE COMMITMENTS

Capital commitments relating to tenements

As at 31 December 2013, all of the Company’s exploration and evaluation and development and production assets are located in the United States of America (“US”).

The mineral leases in the exploration prospects in the US have primary terms ranging from 3 years to 5 years and generally have no specific capital expenditure requirements.  However, mineral leases that are not successfully drilled and included within a spacing unit for a producing well within the primary term will expire at the end of the primary term unless re-leased.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 27 — CAPITAL AND OTHER EXPENDITURE COMMITMENTS continued

The following tables summarize the Group’s contractual commitments not provided for in the consolidated financial statements:

	As At 31 December 2013
	Total	Less than 1 year	1 – 5 years	More than 5 years
Drilling rig commitments (1)	$5,159	$5,159	$—	$—
Drilling commitments (2)	2,000	—	2,000	—
Operating lease commitments (3)	1,860	200	1,354	306
Employment commitments (4)	104	104	—	—
Total expenditure commitments	$9,123	$5,463	$3,354	$306

	As at 31 December 2012
	Total	Less than 1 year	1 – 5 years	More than 5 years
Drilling commitments (2)	$3,000	$—	$3,000	$—
Operating lease commitments (3)	243	162	81	—
Employment commitments (4)	379	275	104	—
Total expenditure commitments	$3,622	$437	$3,185	$—

(1)         As at 31 December 2013, the Company had 4 outstanding drilling rig contracts to explore and develop the Company’s properties.  The contracts generally have terms of 6 to 12 months.  Amounts represent minimum expenditure commitments should the Company elect to terminate these contracts prior to term. Subsequent to year end, the Company entered into a drilling rig contract in which minimum commitments due to early termination would be $2.1 million.

(2)         On 31 December 2012, the Company entered into an agreement to acquire certain oil and natural gas properties located in the Wattenberg Field and to drill 45 net wells by 31 December 2015 on the acquired properties (the “Drilling Commitment”).  As each qualifying well is drilled, approximately $67 thousand is paid from the escrow account to the Company. However, for each required net commitment well not completed by the Company during that prorated commitment year, the Company is to pay the seller of the properties approximately $67 thousand from the escrow account.  Certain clawback provisions allow the Company to recoup amounts paid to the sellers if the total 45 wells are drilled by 31 December 2015.  As at 31 December 2013, the Company has not yet drilled any wells, as such, $1.0 million, equal to one third of the total commitment, was accrued and recognised in other (expense) income in the consolidated statement of profit or loss and comprehensive income and was released from the escrow account subsequent to the balance sheet date.

(3)         Represents commitments for minimum lease payments in relation to non-cancellable operating leases for office space not provided for in the consolidated financial statements.

(4)         Represents commitments for the payment of salaries and other remuneration under long-term employment and consultant contracts not provided for in the consolidated financial statements. Details relating to the employment contracts are set out in the Company’s Remuneration Report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 28 — CONTINGENT ASSETS AND LIABILITIES

At the date of signing this report, the Group is not aware of any contingent assets or liabilities that should be recognised or disclosed in accordance with AASB 137 — Provisions, Contingent Liabilities and Contingent Assets / IFRS 37 - Provisions, Contingent Liabilities and Contingent Assets.

NOTE 29 — OPERATING SEGMENTS

The Company’s strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America, which is the Company’s only major line of business and only major geographic area of operations. All of the basins and/or formations in which the Company operates have common operational characteristics, challenges and economic characteristics.  As such, Management has determined, based upon the reports reviewed by the Chief Operating Decision Maker (“CODM”) and used to make strategic decisions, that the Company has one reportable segment being oil and natural gas exploration and production in North America.

The CODM reviews internal management reports on a monthly basis that are consistent with the information provided in the statement of profit or loss and other comprehensive income, statement of financial position and statement of cash flows.  As a result no reconciliation is required, because the information as presented is used by the CODM to make strategic decisions.

Geographic Information

The operations of the Group are located in only one geographic location, the United States of America.  All revenue is generated from sales to customers located in the US.

Revenue from four major customers exceeded 10 percent of Group consolidated revenue for the year ended 31 December 2013 and accounted for 47 percent, 15 percent, 10 percent and 10 percent (six month period ended 31 December 2012: four major customers accounted for 29 percent, 22 percent, 21 percent and 10 percent) of our consolidated oil and natural gas revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 30 — CASH FLOW INFORMATION

	Year ended 31 December 2013	Six months ended 31 December 2012
	US$’000	US$’000
a) Reconciliation of cash flows from operations with income from ordinary activities after income tax
Profit from ordinary activities after income tax	$15,942	$76,210
Non cash flow in operating income
Depreciation and amortisation expense	36,225	6,116
Share options expensed	1,590	733
Unrealised losses on derivatives	837	1,190
Net gain on sale of properties	(7,335)	(122,327)
Write-off of Bank of Oklahoma deferred financing fees	—	349
Other	(13)	—
Changes in assets and liabilities:
- Increase in current and deferred tax	5,812	46,616
- Decrease (increase) in other assets, excluding investing activities	2,155	(381)
- Increase in trade and other receivables	(3,541)	(3,320)
- Increase in trade and other payables	10,974	4,200
Net cash provided by operating activities	$62,646	$9,386

b) Non Cash Financing and Investing Activities
- During the year ended 31 December 2013 $132.1 million in shares were issued in connection with the Texon acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 31 — SHARE BASED PAYMENTS

During the year and six month period ended 31 December 2013 and 2012, a total of 2,000,000 and nil options were granted to employees pursuant to employment agreements and a total of 2,725,000 and 1,666,667 previously issued options were exercised, respectively.  There were 700,000 awarded options that the Company expected to issue in early 2013 for which Company employees rendered services during the six month period ended 31 December 2012.  Using the best estimate of fair value on the employees’ hire date, the Company began expensing these awards during the six month period ended 31 December 2012.  The 700,000 options were issued in early 2013, but were excluded from the outstanding options summary below as at 31 December 2012:

	Year ended 31 December 2013		Six months ended 31 December 2012
	Number of Options	Weighted Average Exercise Price A$	Number of Options	Weighted Average Exercise Price A$
Outstanding at start of period	5,776,666	0.59	7,443,333	0.55
Formally issued	2,000,000	1.29	—	—
Forfeited	—	—	—	—
Exercised	(2,725,000)	0.31	(1,666,667)	0.41
Expired	—	—	—	—
Outstanding at end of period	5,051,666	1.02	5,776,666	0.59
Exercisable at end of period	2,241,666	0.87	3,729,999	0.44

The following tables summarise the options issued and awarded and their related grant date, fair value and vesting conditions for the year and six month period ended 31 December 2013 and 2012, respectively:

Options issued during the year ended 31 December 2013:

Grant Date	Number of Options	Estimated Fair Value (US$’000)	Vesting Conditions
1 April 2013	350,000	$217	20% issuance date, 20% first four anniversaries
24 September 2013	950,000	$475	20% issuance date, 20% first four anniversaries
Total	1,300,000	$692

Options awarded, but not yet issued during the six month period ended 31 December 2012:

Award Date (not issued)	Number of Options	Estimated Fair Value (US$’000)	Vesting Conditions
1 November 2012	350,000	$145	20% issuance date, 20% first four anniversaries
3 December 2012	350,000	$157	20% issuance date, 20% first four anniversaries
	700,000	$302

Share based payments expense related to options is determined pursuant to AASB 2 - Share Based Payments (“AASB 2”) / IFRS 2 — Share Based Payments (“IFRS 2”), and is recognised pursuant to the attached vesting conditions.  The fair value of the options awarded ranged from A$0.53 to A$0.59 and A$0.42 to A$0.45 for the year and six month period ended 31 December 2013 and 2012, respectively, which were calculated using a Black-Sholes options pricing model.  Expected volatilities are based upon the historical volatility of the ordinary shares.  Historical data is also used to estimate the probability of option exercise and potential forfeitures.  Included in the 2,000,000 options issued during the year ended 2013 were 700,000 options that were granted in the fourth quarter of 2012, which began being expensed during the six month period ended 31 December 2012 according to the relevant service periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 31 — SHARE BASED PAYMENTS continued

The following table summarises the key assumptions used to calculate the estimated fair value awarded or granted during the periods:

	Issued during	Issued in
	year ended 31 December 2013	early 2013 (1)
Share price:	A$1.06 – 1.10	A$0.78 – A$0.82
Exercise price:	A$1.25 – 1.40	A$1.15
Expected volatility:	60%	65%
Option term:	5.75 years	5.75 years
Risk free interest rate:	2.82% to 3.10%	2.75%

(1)  As at 31 December 2012, options were subject to formal issuance, but had been awarded and expensed beginning on the employees’ hire date during the six month period ended 31 December 2012.

Restricted Share Units

During the year and six month period ended 31 December 2013 and 2012, the Board of Directors awarded 1,237,994 and 1,482,143 RSUs to certain employees.  These awards were made in accordance with the long-term equity component of the Company’s incentive compensation plan, the details of which are described in more detail in the remuneration section of the Directors’ Report. Share based payment expense for RSUs awarded was calculated pursuant to AASB 2 / IFRS 2.  The fair values of RSUs were estimated at the date they were approved by the Board of Directors, 19 April 2013 and 15 October 2012 (the measurement dates).  As at 30 June 2012, the 5 December 2011 awards had been approved but not yet issued. All unforfeited awards were issued to employees upon finalisation of the plan documents, which occurred in December 2012. The value of the vested portion of these awards has been recognised within the financial statements.  This information is summarised for the Group for the year and six month period ended 31 December 2013 and 2012, respectively, below:

	Year ended 31 December 2013
	Number of RSUs	Weighted Average Fair Value at Measurement Date
Outstanding at beginning of year	2,090,893	A$	0.59
Issued	1,237,994	A$	0.91
Converted to ordinary shares	(1,511,511)	A$	0.76
Forfeited	(113,069)	A$	0.76
Outstanding at end of year	1,704,307	A$	0.83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 31 — SHARE BASED PAYMENTS continued

	Six months ended 31 December 2012
	Number of RSUs	Weighted Average Fair Value at Measurement Date
Awarded, but not yet issued (beginning of period)*	910,000	A$	0.38
Forfeited prior to finalisation of plan*	(301,250)	A$	0.38
Formally issued (in addition to unissued units at beginning of period)	1,482,143	A$	0.68
Forfeited subsequent to finalisation of plan	—	—
Converted to ordinary shares	—	—
Outstanding at end of period	2,090,893	A$	0.59
Vested at end of period	765,286	A$	0.48

* RSUs awarded, but not yet issued at beginning of period were issued upon finalisation of the plan during the period ended 31 December 2012 and are included in the total outstanding at end of period (net of forfeited units).

The following tables summarise the RSUs issued and their related grant date, fair value and vesting conditions for the year and six month period ended 31 December 2013 and 2012, respectively:

RSUs awarded during the year ended 31 December 2013:

Grant Date	Number of RSUs	Estimated Fair Value (US$’000)	Vesting Conditions
19 April 2013	863,746	$789	25% issuance date, 25% first three anniversaries
28 May 2013	374,248	$354	25% issuance date, 25% first three anniversaries
	1,237,994	$1,143

RSUs issued during the six month period ended 31 December 2012:

Grant Date	Number of RSUs	Estimated Fair Value (US$’000)	Vesting Conditions
15 October 2012	1,080,358	$809	25% issuance date, 25% first three anniversaries
29 November 2012	401,785	$340	25% issuance date, 25% first three anniversaries
	1,482,143	$1,149

Upon vesting, and after a certain administrative period, the RSUs are converted to ordinary shares of the Company.  Once converted to ordinary shares, the RSUs are no longer restricted.  As the daily closing price of the Company’s ordinary shares approximates its estimated fair value at that time, the Company used the grant date closing price to estimate the fair value of the RSUs.

NOTE 32 — RELATED PARTY TRANSACTIONS

N Martin was previously a partner of Minter Ellison Lawyers and is now a consultant for Minter Ellison Lawyers as well as a Director of the Company. Minter Ellison Lawyers were paid a total of $0.2 million and $0.1 million for legal services for the year and six month period ended 31 December 2013 and 2012, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 33 — FINANCIAL RISK MANAGEMENT

a)             Financial Risk Management Policies

The Group is exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. The Group’s risk management strategy focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. The Group utilises derivative financial instruments to hedge exposure to fluctuations in interest rates and commodity prices. The Group’s financial instruments consist mainly of deposits with banks, short term investments, accounts receivable, derivative financial instruments, finance facility, and payables. The main purpose of non-derivative financial instruments is to raise finance for the Group operations.

i)                 Treasury Risk Management

Financial risk management is carried out by Management. The Board sets financial risk management policies and procedures by which Management are to adhere. Management identifies and evaluates all financial risks and enters into financial risk instruments to mitigate these risk exposures in accordance with the policies and procedures outlined by the Board.

ii)              Financial Risk Exposure and Management

Interest rate risk is managed with a mixture of fixed and floating rate cash deposits. As at 31 December 2013 and 2012 approximately nil of Group deposits are fixed. It is the policy of the Group to keep surplus cash in interest yielding deposits.

The Group’s interest rate risk arises from its borrowings.  Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

During the year ended 31 December 2013, the Group entered into US dollar denominated interest rate swaps which fix the interest rate associated with the credit facilities to protect against the floating LIBOR rates through 2017.

As at 31 December 2013 the Group had interest rate swaps with a notional contract amount of $15.0 million (2012: nil).

The net fair value of interest rate swaps at 31 December 2013 was relatively immaterial, comprising long-term assets of $0.2 million and current liabilities of $0.1 million.  These amounts were recognised as fair value derivatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 33 — FINANCIAL RISK MANAGEMENT continued

iii)           Commodity Price Risk Exposure and Management

The Board actively reviews oil and gas hedging on a monthly basis. Reports providing detailed analysis of the Group’s hedging activity are continually monitored against Group policy. The Group sells its oil on market using Nymex and LLS market spot rates reduced for basis differentials in the basins from which the Company produces.  Gas is sold using Henry Hub and Houston Ship Channel market spot prices.  Forward contracts are used by the Group to manage its forward commodity price risk exposure. The Group’s policy is to hedge less than 50% of anticipated future oil and gas production for up to 24 months. The Group may hedge over 50% or beyond 24 months with approval of the Board. The Group has not elected to utilise hedge accounting treatment and changes in fair value are recognised in the statement of profit or loss and other comprehensive income.

Commodity Hedge Contracts outstanding as at 31 December 2013

Contract Type	Counterparty	Basis	Quantity/mo	Strike Price	Term
Collar	Shell Trading US	NYMEX	2.500 BBL	$80.00/$98.25	1-Jul-14 – 31-Dec-14
Collar	Wells Fargo	NYMEX	3,000 BBL	$90.00/$99.75	1-Jul-13 – 30-Jun-14
Collar	Wells Fargo	NYMEX	3,000 BBL	$85.00/$94.75	1-Jan-14 – 31-Dec-14
Swap	Wells Fargo	NYMEX	2,000 BBL	$97.40	1-Jan-14 – 31-Dec-14
Collar	Wells Fargo	NYMEX	2,000 BBL	$75.00/$98.65	1-Jan-15 – 31-Dec-15
Collar	Wells Fargo	NYMEX	2,000 BBL	$90.00/$102.85	1-Jan-14 – 31-Dec-14
Collar	Wells Fargo	NYMEX	2,000 BBL	$80.00/$97.00	1-Jan-15 – 31-Dec-15
Collar	Shell Trading US	LLS	2,000 BBL	$90.00/$102.00	1-Jan-14 – 31-Dec-14
Collar	Shell Trading US	LLS	3,000 BBL	$90.00/$101.30	1-Jan-14 – 31-Dec-14
Collar	Shell Trading US	LLS	2,000 BBL	$85.00/$102.00	1-Jul-14 – 31-Dec-14
Collar	Shell Trading US	LLS	3,000 BBL	$85.00/$101.05	1-Jan-15 – 31-Dec-15
Swap	Wells Fargo	LLS	3,000 BBL	$101.75	1-Jul-13 – 30-Jun-14
Swap	Wells Fargo	LLS	3,000 BBL	$100.15	1-Jan-14 – 31-Dec-14
Swap	Wells Fargo	LLS	3,000 BBL	$102.30	1-Jan-14 – 31-Dec-14
Swap	Shell Trading US	HH	20,000 MCF	$4.23	1-Jan-14 – 31-Dec-14
Collar	Shell Trading US	HSC	10,000 MCF	$3.75/$4.60	1-Jan-14 – 31-Dec-14

b)             Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalent and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying value.

The net fair value of other monetary financial assets and financial liabilities is based on discounting future cash flows by the current interest rates for assets and liabilities with similar risk profiles.  The balances are not materially different from those disclosed in the consolidated statement of financial position of the Group.

c)              Credit Risk

Credit risk for the Group arises from investments in cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers including outstanding receivables and committed transactions, and represents the potential financial loss if counterparties fail to perform as contracted. The Group trades only with recognised, creditworthy third parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 33 — FINANCIAL RISK MANAGEMENT continued

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognise the financial assets, is the carrying amount, net of any impairment of those assets, as disclosed in the balance sheet and notes to the financial statements.

The Group does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the consolidated entity.

d)             Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate committed credit facility. The Company aims to maintain flexibility in funding to meet ongoing operational requirements and exploration and development expenditures by keeping a committed credit facility available.

The Company has the following commitments related to its non-derivative financial liabilities as at 31 December 2013 (in 000s):

	Total	Less than 1 year	1 – 5 years	More than 5 years
Trade and other payable	$62,811	$62,811	$—	$—
Accrued expenses	77,716	77,716	—	—
Credit facilities payments	37,037	1,600	35,437	—
Total	$177,564	$142,127	$35,437	$—

The Company has the following commitments related to its non-derivative financial liabilities as at 31 December 2012 (in 000s):

	Total	Less than 1 year	1 – 5 years	More than 5 years
Trade and other payable	$38,770	$38,770	$—	$—
Accrued expenses	13,072	13,072	—	—
Credit facilities payments	30,000	—	30,000	—
Total	$81,842	$51,842	$30,000	$—

e)              Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: commodity price risk, interest rate risk and foreign currency risk.  Financial instruments affected by market risk include loans and borrowings, deposits, trade receivables, trade payables, accrued liabilities and derivative financial instruments.

Commodity Price Risk

The Group is exposed to the risk of fluctuations in prevailing market commodity prices on the mix of oil and gas products it produce.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 33 — FINANCIAL RISK MANAGEMENT continued

Commodity Price Risk Sensitivity Analysis

The table below summarises the impact on profit before tax for changes in commodity prices on the fair value of derivative financial instruments.  The impact on equity is the same as the impact on profit before tax as these derivative financial instruments have not been designated as hedges and are and therefore fair valued through profit and loss.  The analysis assumes that the crude oil and natural gas price moves $10 per barrel and $0.50 per mcf, with all other variables remaining constant, respectively.

	Year ended 31 December 2013 US$’000	Six months ended 31 December 2012 US$’000
Change in profit/(loss)
Oil
- improvement in US$ oil price of $10 per barrel	$(2,351)	$(702)
- decline in US$ oil price of $10 per barrel	1,477	840

Gas
- improvement in US$ gas price of $0.50 per mcf	$(124)	$(60)
- decline in US$ gas price of $0.50 per mcf	180	60

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

Interest Rate Sensitivity Analysis

Based on the net debt position as at 31 December 2013, taking into account interest rate swaps, with all other variables remaining constant, the following table represents the effect on income as a result of changes in the interest rate.  The impact on equity is the same as the impact on profit before tax.

	Year ended 31 December 2013 US$’000	Six month ended 31 December 2012 US$’000
Change in profit/(loss)
- increase in interest rates + 2%	$(177)	$(157)
- decrease in interest rates - 2%	—	157

This assumes that the change in interest rates is effective from the beginning of the financial year and the net debt position and fixed/floating mix is constant over the year.  However, interest rates and the debt profile of the Group are unlikely to remain constant and therefore the above sensitivity analysis will be subject to change.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 33 — FINANCIAL RISK MANAGEMENT continued

Foreign Currency Risk

The Group is exposed to fluctuations in foreign currency arising from transactions in currencies other than the Group’s functional currency (US$).

NOTE 34 — PARENT COMPANY INFORMATION

	31 December 2013	31 December 2012
	US$’000	US$’000
Parent Entity
Assets
Current assets	$1,962	$1,490
Investment in subsidiaries	173,633	134,094
Non-current assets	42,840	—
Total assets	$218,435	$135,584
Liabilities
Current liabilities	$425	$127
Non-current liabilities	—	—
Total Liabilities	425	127
Total net assets	$218,010	$135,457
Equity
Issued capital	237,008	58,694
Share options reserve	386	386
Foreign currency translation	(20,509)	925
Retained earnings (loss)	1,125	75,452
Total equity	$218,010	$135,457
Financial Performance
Profit/(loss) for the year	$275	$(241)
Other comprehensive income	(31,307)	—
Total profit or loss and other comprehensive income	$(31,032)	$(241)

NOTE 35 — DEED OF CROSS GUARANTEE

Pursuant to Class Order 98/1418, the wholly-owned subsidiary, Armadillo Petroleum Limited (“APL”), is relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of its financial reports.

As a condition of the Class Order, SEAL and APL (“the Closed Group”) have entered into a Deed of Cross Guarantee (“Deed”).  The effect of the Deed is that SEAL has guaranteed to pay any deficiency in the event of the winding up of APL under certain provision of the Corporations Act 2001.  APL has also given a similar guarantee in the event that SEAL is wound up.

The Closed Group was formed in 2013; therefore, there is no comparable information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 35 — DEED OF CROSS GUARANTEE continued

Set out below is a consolidated statement of profit or loss and other comprehensive income and retained earnings for the year ended 31 December 2013 of the Closed Group:

Year ended 31 December 2013 US$’000

Profit / (loss) before income tax	$(1,497)

Income tax benefit	1,780

Profit attributable to members of SEAL	$283

Total comprehensive loss attributable to members of SEAL	$(18,924)

Retained earnings at 1 January	$849
Retained earnings at 31 December	$1,132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 35 — DEED OF CROSS GUARANTEE continued

Set out below is a condensed consolidated statement of financial position as at 31 December 2013 of the Closed Group:

31 December 2013 US$’000
Current assets
Cash and cash equivalents	$1,558
Other current assets	2,200
Total current assets	3,758

Non-current assets
Exploration and evaluation expenditure	170
Related party note receivable	40,537
Other non-current assets	174,240
Total non-current assets	214,947

Total assets	$218,705

Current liabilities
Trade and other payables	176
Accrued expenses	302
Total current liabilities	478

Non-current liabilities
Deferred tax liabilities	4
Total non-current liabilities	4

Total liabilities	$482

Net assets	$218,223

Equity
Issued capital	$237,008
Share option reserve	386
Foreign currency translation	(20,303)
Retained earnings	1,132
Total equity	$218,223

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 36 — EVENTS AFTER THE BALANCE SHEET DATE

In January 2014, the Company entered into a lease acquisition agreement to acquire approximately 10,300 net acres in the Mississippian/Woodford for a purchase price of approximately $6.3 million.  This acreage is contiguous with the Company’s current acreage in Logan County, Oklahoma.

In February 2014, the Company entered into a lease acquisition agreement to acquire approximately 4,800 net acres in the Eagle Ford for an initial purchase price of approximately $10.5 million and two separate earn out payments due upon commencement of drilling ($7.7 million) and payout of the first six wells drilled on the acreage ($7.7 million).  The term of the agreement is two years and provides a one year extension for $500 per acre extended.  This acreage is adjacent to the Company’s current acreage in McMullen County, Texas.

In February 2014, the Company completed a placement of 84.2 million ordinary shares at A$0.95 per share, raising A$80.0 million.  The first tranche of 63.7 million shares were issued in March 2014 and the second tranche of 20.5 million shares is subject to shareholder approval at an extraordinary general meeting expected to be held in April 2014.  The placement was undertaken after the Company chose not to proceed with its US initial public offering as it did not meet the goals and objectives of the proposed issue.  As a result, the Company expensed all transaction costs incurred on the initial public offering as at 31 December 2013 of $2.1 million.

After year-end, there was a well site accident in which two employees of a sub-contractor were injured.  One of those employees subsequently passed away from their injuries.  Due to various available indemnities and applicable insurance coverage, the Company believes the resolution of any potential claims that may ultimately name the Company as a defendant will not have a material adverse effect on its financial condition or results of operations.

Directors’ Declaration

The Directors of the Group declare that:

1                 the Financial Statements and Notes as set out on pages 17 to 63 are in accordance with the Corporations Act 2001 and:

a)             comply with Australian Accounting Standards and the Corporations Regulations 2001 and International Financial Reporting Standards as disclosed in Note 1; and

b)             give a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and of the performance for the financial year ended on that date;

2                 the Chief Executive Officer and Chief Financial Officer have declared that:

a)             the financial records of the Group for the year ended have been properly maintained in accordance with section 286 of the Corporations Act 2001;

b)             the financial statements and notes for the financial period comply with the Accounting Standards; and

c)              the financial statements and notes give a true and fair view;

3                 in the Directors’ opinion there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Michael Hannell

Chairman

Adelaide

Dated this 28th day of March 2014

SUNDANCE ENERGY AUSTRALIA LIMITED AND CONSOLIDATED ENTITIES

ABN 76 112 202 883

Auditor’s Report

Ernst & Young 680 George Street Sydney NSW 2000 Australia GPO Box 2646 Sydney NSW 2001	Tel: +61 2 9248 5555 Fax: +61 2 9248 5959 ey.com/au

Independent auditor’s report to the members of Sundance Energy Australia Limited

Report on the financial report

We have audited the accompanying financial report of Sundance Energy Australia Limited, which comprises the consolidated statement of financial position as at 31 December 2013 the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal controls as the directors determine are necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the directors’ report.

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Opinion

In our opinion:

a.              the financial report of Sundance Energy Australia is in accordance with the Corporations Act 2001, including:

i           giving a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and of its performance for the year ended on that date; and

ii        complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b.              the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the remuneration report

We have audited the Remuneration Report included in pages 6 to 13 of the directors’ report for the year ended 31 December 2013. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Sundance Energy Australia Limited for the year ended 31 December 2013, complies with section 300A of the Corporations Act 2001.

/s/ Ernst & Young
Ernst & Young

/s/ Michael Elliott
Michael Elliott
Partner
Sydney
28 March 2014

A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

Corporate Directory

Sundance Energy Australia Limited
ABN 76 112 202 883

Directors
Michael D. Hannell - Chairman
Eric McCrady - Managing Director and CEO
Damien A. Hannes - Non-Executive Director
Neville W. Martin - Non-Executive Director

Weldon Holcombe — Non-Executive Director

Company Secretary
Damien Connor

Registered Office
32 Beulah Road
Norwood SA 5067
Phone: (61 8) 8363 0388
Fax: (61 8) 8132 0766

Website: www.sundanceenergy.com.au

Corporate Headquarters
Sundance Energy, Inc.
633 17th Street, Suite 1950
Denver, CO 80202 USA
Phone:  (303) 543-5700
Fax:  (303) 543-5701

Website:  www.sundanceenergy.net

Auditors
Ernst & Young

Ernst & Young Centre

680 George Street

Sydney NSW 2000

Australian Legal Advisors
Baker & McKenzie

Level 27, AMP Centre

50 Bridge Street

Sydney, NSW 2000

Australia

Bankers
Australia

National Australia Bank Limited
United States

Wells Fargo

Share Registry
Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide SA 5000

Securities Exchange Listing

Australian Securities Exchange (ASX)

ASX Code:  SEA